DIAMOND HILL INVESTMENT GROUP, INC.
2008 ANNUAL REPORT
NOTICE OF 2009 ANNUAL MEETING
AND PROXY STATEMENT

DIAMOND HILL INVESTMENT GROUP, INC.
ANNUAL LETTER TO SHAREHOLDERS

April 9, 2009

Dear Fellow Shareholders,

As an asset manager, we act in a fiduciary capacity for our clients, and fulfilling this duty is our primary corporate objective. We endeavor to do so by achieving investment returns in our strategies that exceed passive alternatives by an amount sufficient to justify our fee for our services. Additionally, our strategies can provide clients with diversification benefits to the degree that their correlation with respective benchmarks is low. The importance of the length of the measurement period for determining the efficacy of our efforts is amplified in a year like 2008.

The financial markets collapsed last year, reflecting investor fear of worldwide economic decline. Credit market losses, primarily related to a downward spiral in real estate prices, prompted unprecedented actions by both government and monetary authorities around the globe. In time we will learn the adequacy of these actions, which will surely affect long-term investment returns.

We use five years as a definition of long term, noting it is only the beginning of a length sufficient for statistical significance, but perhaps the end of peoples’ patience. For the five years ending December 31, 2008, equity indexes had negative compounded returns, making this one of the worst five year periods in history; and the only year in the period that was negative was 2008.

Fulfilling our primary corporate objective — meeting our fiduciary duty to our clients — has been very difficult in the current environment. For the past five-year period, our strategies had returns better than most of our competitors and generally above zero, although none provided absolute returns that met our goals given their respective asset class.

Growing our firm’s per share intrinsic value is our second corporate objective. Good relative results help support continued solid net inflows into our mutual funds, and even stronger growth in our institutional separate account business. This was almost entirely offset by market value declines, and thus assets under management (“AUM”) finished the year at $4.5 billion versus $4.4 billion a year earlier.

Our operating profit margin (“OPM”), excluding our new venture Beacon Hill Fund Services, was 32%, down slightly from the year earlier, but above average for the industry. The rapid decline in revenues that accompanies declining market levels (our fees are directly proportional to our AUM) continues to pressure profitability. Most of the large firms in our industry have announced personnel cutbacks to offset this pressure. As a much smaller firm that expects to continue to grow market share, we have no plans to do so, even though the short term impact is further margin pressure in 2009. Nevertheless, we expect to have an OPM better than the industry average again this year.

Last October, the company paid shareholders a special dividend of $10.00 per share, which was deemed 100% return of capital for tax purposes. The amount of that dividend exceeds the value of the entire company when we began this journey nine years ago — a gratifying accomplishment. Rest assured that growing the intrinsic value per share will be at the top of our list (second only to meeting our fiduciary duty), and as circumstances warrant, we will return excess capital to shareholders.

Last year we funded a new venture, the aforementioned Beacon Hill Fund Services. Beacon Hill is a logical extension of the fund administration services we provide to the Diamond Hill Funds as evidenced by $6 million in fund administration revenue in 2008. Through Beacon Hill, we will provide underwriting, treasury, compliance and related services to small to mid-sized mutual fund companies. We believe we can develop a growing business in this market niche, while serving our proprietary fund family and without distracting from our core business. We have invested $2.5 million in Beacon Hill and hope to achieve a run rate breakeven by the end of 2009. Based upon current projections, we anticipate attractive revenue growth and operating margins comparable to our investment advisory business.

I would like to thank my colleagues and our Board of Directors for their efforts and support. All of us at Diamond Hill Investment Group will continue our mission to build an excellent investment management firm for clients and owners alike.

Sincerely,

R. H. Dillon
President and Chief Executive Officer

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

April 9, 2009

Dear Shareholders:

We cordially invite you to attend the 2009 Annual Meeting of Shareholders of Diamond Hill Investment Group, Inc. (the “Company”), to be held at the Founders Club at Nationwide Arena located at 200 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 21, 2009, at 2:00 p.m. Eastern Daylight Savings Time.

The attached Notice of Annual Meeting and Proxy Statement describe the formal business to be transacted at the meeting. During the meeting, we will also report on the operations of the Company and directors and officers of the Company will be present to respond to any appropriate questions you may have. On behalf of the Board of Directors, we urge you to sign, date and return the enclosed proxy card as soon as possible, even if you currently plan to attend the Annual Meeting. This will not prevent you from voting in person but will ensure that your vote is counted if you are unable to attend the meeting. Your vote is important, regardless of the number of shares you own.

Sincerely,

R. H. Dillon
President & CEO

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 21, 2009

Notice is hereby given that the 2009 Annual Meeting of Shareholders (the “Annual Meeting”) of Diamond Hill Investment Group, Inc. (the “Company”), will be held at the Founders Club at Nationwide Arena located at 200 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 21, 2009, at 2:00 p.m. Eastern Daylight Savings Time to consider and act upon the following matters:

1. To elect seven directors to serve on the Company’s Board of Directors; and

2. To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Action may be taken on the foregoing proposals at the Annual Meeting or at any adjournment of the Annual Meeting. The Board of Directors has fixed the close of business on April 2, 2009, as the record date for determination of the shareholders entitled to vote at the Annual Meeting and any adjournments thereof. You are requested to complete and sign the enclosed form of proxy, which is solicited by the Company’s Board of Directors, and to mail it promptly in the enclosed envelope. Alternatively, you may vote by phone by using the control number identified on your proxy or electronically over the Internet in accordance with the instructions on your proxy. Returning the enclosed proxy card, or transmitting voting instructions electronically through the Internet or by telephone, does not affect your right to vote in person at the Annual Meeting. If you attend the Annual Meeting, you may revoke your proxy and vote in person if your shares are registered in your name.

THE PROMPT RETURN OF YOUR PROXY WILL SAVE THE COMPANY THE EXPENSE OF MAKING FURTHER REQUESTS FOR PROXIES IN ORDER TO OBTAIN A QUORUM. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE. ALTERNATIVELY, REFER TO THE INSTRUCTIONS ON THE PROXY CARD TO TRANSMIT YOUR VOTING INSTRUCTIONS VIA THE INTERNET OR BY TELEPHONE.

By order of the Board of Directors

James F. Laird
Secretary

Columbus, Ohio
April 9, 2009

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 21, 2009:
The Proxy Statement and the Company’s 2008 Annual Report to Shareholders are available without charge at the following location:
http://www.diamond-hill.com/pdf/imr/proxy-annual-report-final-print.pdf

Diamond Hill Investment Group, Inc.
325 John H. McConnell Boulevard, Suite 200
Columbus, Ohio 43215

PROXY STATEMENT
FOR THE ANNUAL MEETING OF SHAREHOLDERS OF
DIAMOND HILL INVESTMENT GROUP, INC.
TO BE HELD ON MAY 21, 2009

This Proxy Statement is being furnished to the shareholders of Diamond Hill Investment Group, Inc., an Ohio corporation (the “Company”), in connection with the solicitation of proxies by the Board of Directors (the “Board”) for use at the Company’s 2009 Annual Meeting of Shareholders (the “Annual Meeting”) to be held on May 21, 2009, and any adjournment thereof. A copy of the Notice of Annual Meeting accompanies this Proxy Statement. This Proxy Statement and the enclosed proxy are first being mailed to shareholders on or about April 9, 2009. Only shareholders of record at the close of business on April 2, 2009, the record date for the Annual Meeting, are entitled to notice of, and to vote at, the Annual Meeting.

The purposes of this Annual Meeting are:

(1) To elect seven directors for one-year terms each; and

(2) To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Those common shares represented by (i) properly signed proxy cards or (ii) properly authenticated voting instructions recorded electronically over the Internet or by telephone, and that are received prior to the Annual Meeting and not revoked will be voted at the Annual Meeting as directed by the shareholders. If a shareholder submits a valid proxy and does not specify how the common shares should be voted, they will be voted FOR the election of Lawrence E. Baumgartner, R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford as directors of the Company. The proxies will use their best judgment regarding any other matters that may properly come before the Annual Meeting.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 21, 2009:
The Proxy Statement and the Company’s 2008 Annual Report to Shareholders are available without charge at the following location:
http://www.diamond-hill.com/pdf/imr/proxy-annual-report-final-print.pdf

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Q:	When and where will the Annual Meeting take place?

A:	The Annual Meeting will be held at the Founders Club at Nationwide Arena located at 200 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 21, 2009, at 2:00 p.m. Eastern Daylight Savings Time. Shareholders may also listen live to the Annual Meeting via audio conference by calling 800-447-0521 [use confirmation code 24232525 when prompted] and can view presentation materials in the “News and Updates” section of the Company’s website, http://www.diamond-hill.com.

Q:	What may I vote on?

A:	You may vote on the election of the seven director nominees.

Q:	How does the Board recommend I vote?

A:	The Board recommends that you vote FOR the election of the seven nominees.

Q:	What do I need to do now?

A:	After carefully reading this Proxy Statement, indicate on the enclosed proxy card how you want your shares to be voted and sign and mail the proxy promptly in the enclosed envelope. Alternatively, you may vote by phone by using the control number identified on your proxy, or vote electronically over the Internet in accordance with the instructions on your proxy. The deadline for transmitting voting instructions electronically over the Internet or telephonically is 11:59 p.m., Eastern Daylight Savings Time, on May 20, 2009. The Internet and telephone voting procedures are designed to authenticate shareholders’ identities, to allow shareholders to give their voting instructions and to confirm that shareholders’ voting instructions have been properly recorded. If you vote by phone or over the Internet you do not need to return a proxy card. You should be aware that if you vote over the Internet or by phone, you may incur costs associated with electronic access, such as usage charges from Internet service providers and telephone companies.

Q:	What does it mean if I get more than one proxy card?

A:	If your shares are registered differently and are in more than one account, you will receive more than one proxy card. If you intend to vote by mail, sign and return all proxy cards to ensure that all your shares are voted. If you are a record holder and intend to vote by telephone or over the Internet, you must do so for each individual proxy card you receive.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:	Many shareholders are beneficial owners, meaning they hold their shares in “street name” through a stockbroker, bank or other nominee. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record. For shares registered directly in your name with the Company’s transfer agent, you are considered the shareholder of record and we are sending this Proxy Statement and related materials directly to you. As a shareholder of record, you have the right to vote in person at the Annual Meeting or you may grant your proxy directly to the Company by completing, signing and returning the enclosed proxy card, or transmitting your voting instructions over the Internet or by phone.

Beneficial Owner. For shares held in “street name,” you are considered the beneficial owner and this Proxy Statement and related materials are being forwarded to you by your broker or other nominee, who is the shareholder of record. As the beneficial owner, you have the right to direct your broker or other nominee on how to vote your shares. Your broker or nominee will provide you with information on the procedures you must follow to instruct the record holder how to vote your shares or how to revoke previously given voting instructions.

Q:	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A:	Your broker will vote your shares in the manner you instruct and you should follow the voting instructions provided to you by your broker. However, if you do not provide voting instructions to your broker, it may vote

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your shares in its discretion on certain “routine” matters. The election of directors is considered routine and if you do not submit voting instructions, your broker may choose, in its discretion, to vote or not vote your shares on the nominees for director.

Q:	May I revoke my proxy or change my vote after I have mailed a proxy card or voted electronically over the Internet or by telephone?

A:	Yes. You can change your vote at any time before your proxy is voted at the Annual Meeting. If you are the record holder of the shares, you can do this in three ways:

• send a written statement that you would like to revoke your proxy, which we must receive prior to the Annual Meeting;

• send a newly signed and later-dated proxy card, which must be received prior to the Annual Meeting, or submit later-dated electronic voting instructions over the Internet or by telephone no later than 11:59 p.m. on May 20, 2009; or

• attend the Annual Meeting and revoke your proxy in person prior to the start of voting at the Annual Meeting or vote in person at the Annual Meeting (attending the Annual Meeting will not, by itself, revoke your proxy or a prior Internet or telephonic vote).

If you are a beneficial owner, you may change your vote by submitting new voting instructions to your broker or nominee, and you should review the instructions provided by your broker or nominee to determine the procedures you must follow.

Q:	Can I vote my shares in person at the Annual Meeting?

A:	You may vote shares held of record in person at the Annual Meeting. If you choose to attend, please bring the enclosed proxy card or proof of identification. If you are a beneficial owner and you wish to attend the Annual Meeting and vote in person, you will need a signed proxy from your broker or other nominee giving you the right to vote your shares at the Annual Meeting.

Q:	How will my shares be voted if I submit a proxy without voting instructions?

A:	If you submit a proxy and do not indicate how you want to vote, your proxy will be voted FOR the election of the seven director nominees.

Q:	Who can answer my questions about how I can submit or revoke my proxy or vote by phone or via the Internet?

A:	If you are a record shareholder and have more questions about how to submit your proxy, please call James F. Laird, Secretary, at (614) 255-3353. If you are a beneficial owner, you should contact your broker or other nominee to determine the procedures your must follow.

THE ANNUAL MEETING

The Annual Meeting will be held at the Founders Club at Nationwide Arena located at 200 West Nationwide Boulevard, Columbus, Ohio 43215, on Thursday, May 21, 2009, at 2:00 p.m. Eastern Daylight Savings Time. The purposes of the Annual Meeting are (i) to elect seven directors to serve for one-year terms; and (ii) to transact such other business as may properly come before the Annual Meeting or any adjournment thereof. The Company is currently not aware of any other matters that will come before the Annual Meeting.

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PROCEDURAL MATTERS

Record Date

Only shareholders of record at the close of business on April 2, 2009, the record date for the Annual Meeting, will be entitled to vote at the Annual Meeting. As of the record date, there were 2,593,762 of common shares outstanding and entitled to vote at the Annual Meeting.

Proxy

Your shares will be voted at the Annual Meeting as you direct on your signed proxy card or in your telephonic or Internet voting instructions. If you submit a proxy without voting instructions, it will be voted FOR the election of Lawrence E. Baumgartner, R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford as directors of the Company. The proxies will vote in their discretion on any other matters that may properly come before the Annual Meeting.

Voting

Each outstanding share may cast one vote on each separate matter of business properly brought before the Annual Meeting. A plurality of the votes duly cast is required for the election of directors, and the seven nominees receiving the most votes will be elected. Boxes and a designated space are provided on the proxy card for shareholders to mark if they wish to withhold authority to vote for one or more nominees. If you hold shares in street name, the Board encourages you to instruct your broker or other nominee as to how to vote your shares.

A shareholder voting in the election of directors may cumulate such shareholder’s votes and give one candidate a number of votes equal to (i) the number of directors to be elected (seven), multiplied by (ii) the number of shares held by the shareholder, or may distribute such shareholder’s total votes among as many candidates as the shareholder may select. However, no shareholder shall be entitled to cumulate votes unless the candidate’s name has been placed in nomination prior to voting and a shareholder has given us notice at least 48 hours prior to the Annual Meeting of the intention to cumulate votes. The proxies the Company is soliciting include the discretionary authority to cumulate votes. If cumulative voting occurs at the Annual Meeting, the proxies intend to vote the shares represented by proxy in a manner to elect as many of the seven director nominees as possible. Cumulative voting only applies to the election of directors. On any other matter each share has one vote.

Abstentions; Broker Non-Votes; Effect

Shares held in street name and not voted by broker-dealers are referred to as broker “non-votes.” However, broker-dealers who hold their customers’ shares in street name may, under the applicable rules of the self-regulatory organizations of which they are members, vote the shares they hold for beneficial owners on routine matters. The election of directors is considered routine. Because a plurality of the votes duly cast is required for the election of directors, neither abstentions nor broker non-votes will have any impact on the election of directors.

Quorum

The Company can conduct business at the Annual Meeting only if a quorum, consisting of at least the holders of a majority of our outstanding shares entitled to vote, is present, either in person or by proxy. Abstentions and broker non-votes will be counted in determining whether a quorum is present. In the event that a quorum is not present at the time the Annual Meeting is convened, a majority of the shares represented in person or by proxy may adjourn the Annual Meeting to a later date and time, without notice other than announcement at the Annual Meeting. At any such adjournment of the Annual Meeting at which a quorum is present, any business may be transacted which might have been transacted at the Annual Meeting as originally called.

Solicitation; Expenses

The Company will pay all expenses of the solicitation of the proxies for the Annual Meeting, including the cost of preparing, assembling and mailing the Notice, form of proxy and Proxy Statement, postage for return envelopes,

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the handling and expenses for tabulation of proxies received, and charges of brokerage houses and other institutions, nominees or fiduciaries for forwarding such documents to beneficial owners. The Company will not pay any electronic access charges associated with Internet or telephonic voting incurred by a shareholder. Company officers, directors and employees may also solicit proxies in person or by telephone, facsimile or e-mail.

No person is authorized to give any information or to make any representation not contained in this Proxy Statement, and you should not rely on any such information or representation. This Proxy Statement does not constitute the solicitation of a proxy in any jurisdiction from any person to whom it is unlawful to make such proxy solicitation in such jurisdiction. The delivery of this Proxy Statement shall not, under any circumstances, imply that there has not been any change in the information set forth herein since the date of this Proxy Statement.

Requests for Proxy Statement and Annual Report on Form 10-K; Internet Availability

The Company’s Annual Report on Form 10-K for the year ended December 31, 2008, including audited consolidated financial statements, accompanies this Proxy Statement but is not a part of the proxy solicitation material. The Company is delivering a single copy of this Proxy Statement and the Form 10-K to multiple shareholders sharing an address unless the Company has received instructions from one or more of the shareholders to the contrary. The Company will promptly deliver a separate copy of the Proxy Statement and/or Form 10-K, at no charge, upon receipt of a written or oral request by a record shareholder at a shared address to which a single copy of the documents was delivered. Written or oral requests for a separate copy of the documents, or to provide instructions for delivery of documents in the future, may be directed to James F. Laird, Secretary of the Company, at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

Additionally, this Proxy Statement and our Annual Report on Form 10-K are available free of charge at http://www.diamond-hill.com/pdf/imr.proxy-annual-report-final-print.pdf.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Common shares are the only outstanding securities. The following table sets forth, as of April 2, 2009, certain information concerning share ownership and the percentage of voting power (assuming exercise of all options which are currently exercisable or that will be exercisable in the next 60 days) of (a) all persons known by the Company to own beneficially five percent or more of the outstanding shares, (b) each director and director nominee, (c) the Chief Executive Officer and Chief Financial Officer (each, a “Named Executive Officer”), and (d) the executive officers and directors as a group. Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares, which are shown as beneficially owned by them.

	Amount and Nature of Beneficial Ownership
			Common Shares
			Which Can Be
			Acquired
	Common		Upon Exercise of
	Shares		Options or
	Presently		Warrants Exercisable		Percent of
Name and Address of Beneficial Owner	Held		Within 60 Days	Total	Class(2)

Directors and Named Executive Officers(1)
Lawrence E. Baumgartner	996		—	996	**
R. H. Dillon	186,514	(3)	—	186,514	7.2%
James F. Laird	63,897	(4)	—	63,897	2.5%
David P. Lauer	5,017		—	5,017	**
Dr. James G. Mathias	35,152		4,000	39,152	1.5%
David R. Meuse	40,235		—	40,235	1.5%
Diane D. Reynolds	2,517		—	2,517	**
Donald B. Shackelford	6,537		—	6,537	**
All directors and executive officers as a group (7 persons)	340,865		4,000	344,865	13.3%
5% Beneficial Owners
Ascend Advisory Group, LLC(5)	343,927		—	343,927	13.2%
7600 Olentangy River Rd. Suite 200 Columbus, Ohio 43235
Bares Capital Management, Inc.(6)	179,819		—	179,819	6.9%
221 W. 6th Street Suite 1225 Austin, Texas 7870
Arrow Capital Management, LLC(7)
Alexandre von Furstenberg(7)
Mel Serure(7)	140,498		—	140,498	5.4%
499 Park Avenue New York, New York 10022

**	Represents ownership of less than 1% of our outstanding common shares.

(1)	Each officer and director may be reached at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

(2)	The percent of class is based upon (a) the number of shares owned by the named person plus the number of shares the named person has the right to acquire upon the exercise of options or warrants exercisable within 60 days of April 2, 2009, divided by (b) the total number of shares which are issued and outstanding as of April 2, 2009 (2,593,762 shares), plus the total number of shares, if any, the named person has the right to acquire upon the exercise of options or warrants exercisable within 60 days of April 2, 2009.

(3)	Includes 841 shares held in the Company’s 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.

(4)	Includes 1,698 shares held in the Company’s 401(k) plan, over which the Trustees of the 401(k) Plan possess the voting power and which are subject to restrictions on the power to dispose of these shares.

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(5)	Based on information contained in a Schedule 13G/A, Amendment No. 2, filed with the Securities and Exchange Commission (“SEC”) on February 23, 2009, by Ascend Advisory Group, LLC. In this Schedule 13G/A, Ascend Advisory Group, LLC reported shared dispositive power over 343,927 shares.

(6)	Based on information contained in a Schedule 13G/A, Amendment No. 2, filed with the SEC on February 13, 2009, by Bares Capital Management, Inc. In this Schedule 13G/A, Bares Capital Management, Inc. reported shared voting and shared dispositive power over 178,027 shares, and sole voting and sole dispositive power over 1,512 shares.

(7)	Based on information contained in a Schedule 13G/A, Amendment No. 2 filed with the SEC on February 12, 2009, by Arrow Capital Management, LLC, Alexandre von Furstenberg and Mel Serure. In this Schedule 13G/A, Arrow Capital Management, LLC and Alexandre von Furstenberg each reported shared voting and shared dispositive power over 140,498 shares, and Mel Serure reported shared voting and shared dispositive power over 137,948 shares.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Company’s Board guides the strategic direction and oversees management. All of the Company’s directors are elected annually. The Board is currently comprised of Lawrence E. Baumgartner, R. H. Dillon, David P. Lauer, Dr. James G. Mathias, David R. Meuse, Diane D. Reynolds and Donald B. Shackelford, each of whom has been nominated for reelection to the Board to hold office for terms expiring at the next annual meeting of shareholders and when their successors are duly elected and qualified.

The Board has determined that, with the exception of Mr. Dillon, all of the current directors are independent under the rules and independence standards of the Securities and Exchange Commission (the “SEC”) and The NASDAQ Stock Market (“NASDAQ”). There are no family relationships among the directors and executive officers of the Company.

A proposal to elect these seven nominees will be presented to the shareholders at the Annual Meeting. Information regarding the nominees, including their ages, length of service on the Board, where applicable, and relevant business experience for the past five years is set forth below.

		Position(s) Held	Director of
		with the	the Company	Nominee
		Company and	Continuously	for Term
Nominee	Age	Principal Occupation(s)	Since	Expiring in

Lawrence E. Baumgartner	50	Private investor since December 2004. Chief Investment Officer of equity securities for Banc One Investment Advisors from February 2003 until December 2004 responsible for management of more than $37 billion in assets. Mr. Baumgartner also holds the Chartered Financial Analyst designation.(1)	2008	2010
R.H. Dillon	52	President and CEO of the Company since 2000; Director of the Company; Chief Investment Officer of Diamond Hill Capital Management, Inc., a wholly-owned subsidiary of the Company. Mr. Dillon also holds the Chartered Financial Analyst designation.(2)	2001	2010
David P. Lauer, CPA	66	Director of the Company; Self-employed Certified Public Accountant since 2001; President and Chief Operating Officer of Bank One — Columbus, NA from June 1997 until his retirement in January 2001; Certified Public Accountant since 1968(3)	2002	2010
Dr. James G. Mathias	56	Director of the Company; Veterinarian and owner of Tipp City Veterinary Hospital and Wellness Center since 1988	1993	2010

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		Position(s) Held	Director of
		with the	the Company	Nominee
		Company and	Continuously	for Term
Nominee	Age	Principal Occupation(s)	Since	Expiring in

David R. Meuse	63	Director of the Company; Principal of Stonehenge Financial Holdings, Inc., Columbus, Ohio, investment bankers, since 1999(4)	2000	2010
Diane D. Reynolds	49	Director of the Company; Partner with the law firm of Taft, Stettinius & Hollister LLP since June 2006; General Counsel of Estate Information Services, LLC and of counsel with Taft, Stettinius & Hollister LLP from June 2005 to June 2006; Partner with Taft, Stettinius & Hollister LLP from 2004 to 2005; Partner with the law firm of Benesch, Friedlander, Coplan & Aronoff, LLP from 2000 to 2004	2001	2010
Donald B. Shackelford	76	Director of the Company; Chairman of the Board of Fifth Third Bank, Central Ohio (successor to State Savings Bank) since 1998(5)	2005	2010

(1)	Mr. Baumgartner also serves on the Investment Committee of the Columbus Foundation and the Columbus Zoo and Aquarium Endowment.

(2)	Mr. Dillon also serves on the boards of Ohio Dominican University, CAPA, and A Call to College.

(3)	Mr. Lauer also serves on the boards of Evans Capital Corp., Huntington Bancshares, R. G. Barry Corporation, On-Line Computer Library, and W.W. Williams Company.

(4)	Mr. Meuse also serves on the boards of Diamond Cellar, Safe Auto Financial Corporation, State Auto Financial Corporation, ORIX USA Corporation, The Columbus Foundation, The Columbus Partnership, Kenyon College, Stonehenge Financial Holdings, Inc., and Stonehenge Securities, Inc.

(5)	Mr. Shackelford also serves on the boards of The Progressive Corporation, Granville Golf Course Company, Heads & Threads International, LLC, and Lowell Group.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE ELECTION OF LAWRENCE E. BAUMGARTNER, R. H. DILLON, DAVID P. LAUER, DR. JAMES G. MATHIAS, DAVID R. MEUSE, DIANE D. REYNOLDS AND DONALD B. SHACKELFORD AS DIRECTORS OF THE COMPANY.

CORPORATE GOVERNANCE

The Board held a total of five meetings during the year ended December 31, 2008. The Board has four standing committees: the Executive Committee, the Audit Committee, the Compensation Committee and the Nominating Committee. Each director attended at least 75% of the aggregate of (a) the total number of Board meetings held during the period for which he or she has been a director during the last fiscal year, and (b) the total number of meetings held by all committees of the Board on which he or she served during the periods that he or she served during the last fiscal year.

Director Independence

The Board has determined that, with the exception of Mr. Dillon, (i) none of the directors has any relationship with the Company that would interfere with carrying out the duties of a director and (ii) all of the directors are independent under the rules and independence standards of the SEC and NASDAQ. In making its determination, the Board did not consider any relationships between the Company and any independent directors that are not disclosable under Item 404 of SEC Regulation S-K.

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Director Nomination Process

On February 26, 2009, the Board established a Nominating Committee. Since the Company previously had no Nominating Committee, for past years and in determining the nominees for this Annual Meeting all the directors participated in the consideration of director nominees, with nominees recommended for the Board’s selection by a majority of independent directors. All directors, other than Mr. Dillon, are independent under the rules and independence standards of the SEC and NASDAQ. The Board used certain criteria to assess potential directors, including significant skill and experience in financial services, investments, accounting, marketing, operations, legal matters or in other areas that are important to the Company’s success.

The Board has not established a formal process for identifying and evaluating nominees due to its desire to approach the nominations process according to the composition of the Board at the time. However, the process for identifying and evaluating nominees is generally as follows: In the case of an incumbent director whose term of office is set to expire, the Board reviews the director’s overall service to the Company during his or her term, including the number of meetings attended, level of participation and quality of performance. In the case of new director candidates, the Board determines whether the nominee is independent and whether the new director must be independent for us to remain in compliance with NASDAQ rules. Incumbent directors will be nominated for reelection or, if the Board feels a new director is necessary or desirable, it will use its network of contacts to compile a list of potential candidates. The Board then meets to discuss and consider each candidate’s qualifications, and the independent directors choose the nominees by majority vote.

The Board does not currently have any specific policies regarding the consideration of director candidates recommended by shareholders and will consider shareholder recommendations for directors using the process and criteria set forth above. Now that the Board has established a standing Nominating Committee, this Committee will direct the Company’s director nomination process. It is expected that certain aspects of this process will change, although the Nominating Committee has not changed anything as of the date of this Proxy Statement. Further, the Nominating Committee may, in its discretion, adopt policies in the future regarding the consideration of director candidates recommended by shareholders. Shareholder recommendations for Board candidates must be directed in writing to the Company at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215, Attention: Secretary, and must include the candidate’s name, home and business contact information, detailed biographical data and qualifications, information regarding any relationships between the candidate and us within the last three years, and evidence of the recommending person’s ownership of our common shares.

Executive Committee

The Executive Committee is authorized, when it is not practical or in the Company’s best interest to wait until a Board meeting, to take any and all actions or incur any obligations which could be taken by the full Board. The members of the Executive Committee as of December 31, 2008, were Mr. Meuse and Dr. Mathias. The Executive Committee did not meet during the year ended December 31, 2008.

Audit Committee

The Audit Committee engages the independent registered public accounting firm and reviews and approves the scope and results of any outside audit of the Company and the fees therefore and generally oversees the Company’s auditing and accounting matters. The Audit Committee also reviews all related person transactions for potential conflicts of interest situations on an ongoing basis, and all such transactions are approved by the Audit Committee. Additional information on the approval of related person transactions is available under the heading “Certain Relationships and Related Person Transactions” below. The Audit Committee’s responsibilities are outlined further in its written charter, a copy of which is available on the “Investor Relations” page of the Company’s website, http://www.diamond-hill.com.

The Audit Committee is comprised of Mr. Lauer, Dr. Mathias and Ms. Reynolds, each of whom qualifies as independent under the rules and independence standards of the SEC and NASDAQ. The Board has determined that Mr. Lauer, the Chair of the Audit Committee, is a “financial expert” as defined by applicable SEC rules. The Audit Committee met four times during the year ended December 31, 2008, and its report relating to the Company’s 2008 fiscal year appears below under the heading “AUDIT COMMITTEE MATTERS.”

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Compensation Committee

The Compensation Committee is comprised of Mr. Baumgartner, Mr. Shackelford and Ms. Reynolds, each of whom is independent under NASDAQ and SEC rules, is a “non-employee” director under SEC rules and is an “outside director” under applicable tax laws. Mr. Shackelford serves as the Chair of the Compensation Committee. The Compensation Committee is organized and conducts its business pursuant to a written charter adopted by the Board, a copy of which is available on the “Investor Relations” page of the Company’s website, http://www.diamond-hill.com.

The Compensation Committee reviews and approves the Company’s executive compensation policy, evaluates the performance of the Company’s executive officers in light of corporate goals and objectives approved by the Compensation Committee, approves the annual salary, bonus, stock grants and other benefits, direct and indirect, of our other senior employees, makes recommendations to the full Board with respect to incentive-compensation plans and equity-based plans and determines director and committee member/chair compensation for non-employee directors. The Compensation Committee also administers the Company’s equity and other incentive plans. The Compensation Committee met three times during the 2008 fiscal year. A description of the Company’s processes and procedures for the consideration and determination of executive officer compensation are discussed under the heading “Compensation Discussion and Analysis” below.

Nominating Committee

The Nominating Committee was established on February 26, 2009, and therefore, did not meet during the 2008 fiscal year. Mr. Baumgartner, Mr. Meuse, and Mr. Shackelford serve on our Nominating Committee, all of whom the Board of Directors has determined are independent. Among the committee’s responsibilities are evaluating and recommending to the Board director nominees, and overseeing procedures regarding shareholder nominations and other communications to the Board. The Nominating Committee is organized and conducts its business pursuant to a written charter adopted by the Board, a copy of which is available on the “Investor Relations” page of the Company’s website, http://www.diamond-hill.com.

Director Compensation

Director compensation is reviewed and approved by the Compensation Committee, and approved by the full Board of Directors. During the 2008 fiscal year, the non-employee directors received an annual retainer of $30,000, which was paid entirely in common shares, and an additional quarterly cash retainer of $2,000. The Chairs of the Board, Audit Committee and Compensation Committee each receive an additional quarterly cash retainer of $1,250. Members of each Committee, including the Chairs, received $1,000 for each meeting attended in person or by phone.

The following table sets forth information regarding the compensation paid to the directors during 2008. Mr. Dillon, President and Chief Executive Officer, does not receive any compensation for his service as a director.

					Change in
					Pension Value
					and
					Nonqualified
	Fees Earned			Non-Equity	Deferred
	or Paid	Stock	Option	Incentive Plan	Compensation	All Other
Name	in Cash(1)	Awards(2)	Awards	Compensation	Earnings	Compensation	Total

Lawrence E. Baumgartner	$5,000	$17,500	—	—	—	—	$22,500
David P. Lauer	$19,000	$30,000	—	—	—	—	$49,000
David R. Meuse	$13,000	$30,000	—	—	—	—	$43,000
Dr. James G. Mathias	$12,000	$30,000	—	—	—	—	$42,000
Diane D. Reynolds	$15,000	$30,000	—	—	—	—	$45,000
Donald B. Shackelford	$16,000	$30,000	—	—	—	—	$46,000

(1)	Consists of cash retainer fees of $5,000 for the Chairs of the Board, Audit Committee and Compensation Committee, quarterly cash retainers of $2,000 for each board member, and per Committee meeting fees of $1,000.

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(2)	The amount shown is the expense, determined under Statement of Financial Accounting Standards No. 123R (“FAS 123R”), incurred and recognized in the financial statements in 2008 for awards granted to the Company’s directors. On January 18, 2008, each director, with the exception of Mr. Baumgartner, received a grant of 428 shares for service as a non-employee director, which had a value of $30,000 based on the market price of the shares on that date. On May 21, 2008, Mr. Baumgartner received a grant of 189 shares for service as a non-employee director, which had a value of $17,500 based on the market price of the shares on that date. Mr. Baumgartner became a director on May 21, 2008, and his grant represents a pro-rated amount of the annual retainer. These shares were granted under the 2005 Employee and Director Equity Incentive Plan. For more information on the expensing of these awards, please see note 5 to the consolidated financial statements contained in Form 10-K for the year ended December 31, 2008.

Communications Between Shareholders and the Board

Given the Company’s relatively small size, the relatively small number of record shareholders, and the Board’s consistent practice of being open to receiving direct communications from shareholders, the Board believes that it is not necessary to implement, and the Company does not have, a formal process for shareholders to send communications to the Board. The Company’s practice is to forward any communication addressed to the full Board to the Chairman, to a group of directors to a member of the group, or to an individual director, to that person.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of the Company or has had any relationship requiring disclosure by us under Item 404 of SEC Regulation S-K. In addition, no member of the Compensation Committee or Board is employed by a company whose board of directors includes a member of our management.

Code of Business Conduct and Ethics

The Board has adopted a Code of Business Conduct and Ethics that applies to all directors, officers and employees, a copy of which is filed as an exhibit to Form 10-K filed with the SEC.

Director Attendance at Annual Meetings

The Company does not have a formal policy regarding director attendance at annual meetings of shareholders, although all directors are encouraged to attend. All directors attended the 2008 Annual Meeting of Shareholders.

Director Attendance at Board and Committee Meetings

The table below summarizes each Director’s attendance at Board and Committee meetings during 2008.

					Compensation
	Board		Audit Committee		Committee
	Held	Attended	Held	Attended	Held	Attended

Lawrence E. Baumgartner(1)(2)	2	2	NA	NA	1	1
R. H. Dillon	4	4	NA	NA	NA	NA
David P. Lauer(2)	4	4	4	4	2	2
Dr. James G. Mathias	4	4	4	4	NA	NA
David R. Meuse	4	3	NA	NA	NA	NA
Dianne D. Reynolds	4	4	4	4	3	3
Donald B. Shackelford	4	4	NA	NA	3	3

(1)	Mr. Baumgartner was elected to the Board of Directors on May 22, 2008. He attended 100% of the Board meetings held subsequent to his election.

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(2)	Mr. Baumgartner replaced Mr. Lauer on the Compensation Committee effective May 22, 2008. Mr. Baumgartner and Mr. Lauer both attended 100% of the Compensation Committee meetings held while they were members of the Committee.

NA — Board member was not a member of the respective committee.

Certain Relationships and Related Person Transactions

The Board recognizes that related person transactions present a heightened risk of conflicts of interest. The Company currently has no related person transactions reportable pursuant to Item 404(a) of SEC Regulation S-K, and has not had any such transactions in the recent past. As such, the Company does not believe it is necessary to have a written policy specifically dealing with related person transactions. The Audit Committee will review any potential related person transactions as they arise and are reported to the Board or the Audit Committee, regardless of whether the transactions are reportable pursuant to Item 404. No such transactions arose or were reviewed by the Audit Committee in 2008. For any related person transaction to be consummated or to continue, the Audit Committee must approve or ratify the transaction.

EXECUTIVE OFFICERS AND COMPENSATION INFORMATION

The following information describes the business experience during the past five years of James F. Laird, the Company’s only Named Executive Officer other than Mr. Dillon. Mr. Dillon’s experience is described above under the heading “PROPOSAL 1 — ELECTION OF DIRECTORS.” The Company has no executive officers other than our Named Executive Officers. Each Named Executive Officer devotes his full time and effort to the affairs of the Company, and is elected annually to serve at the pleasure of the Board, subject to the terms of applicable employment agreements. There are no arrangements or understandings between our Named Executive Officers and a significant employee and any other person pursuant to which such persons were elected.

		Position(s) Held
Named Executive Officer	Age	with the Company

James F. Laird	52	Chief Financial Officer and Treasurer of the Company since December 2001; President of Diamond Hill Funds since December 2001; Certified Public Accountant (inactive) and holder of several NASD licenses, including Series 7, 24 and 63.

Compensation Discussion and Analysis

Background.  The Company is in the investment management industry. Human capital is the most important resource in this industry. A balancing of the economics between owners and employees is always important, especially in an industry that is not capital intensive. The Company is heavily dependent on talented individuals, which are the Company’s most important resource. Attracting and retaining people can be more difficult, given the high percentage of a firm’s value-proposition which is attributable to key people.

The balancing effort is particularly challenging because the Company was essentially a start-up in May 2000, but yet had the unusual legacy of being a publicly owned company, in contrast to the industry norm of partnership-like structures for investment management firms of a similar size. The Company has been able to attract and retain quality people due to:

•	An investment-centric culture,

•	Ownership in the business,

•	Central Ohio location, and

•	Nationally competitive compensation.

Compensation, which is a critical element in a business so dependent on talented employees, is often directly related to firm profitability levels. This requires a balancing of the economics of the business between increasing the value of shares for shareholders and the retention and reward of the employees who generate the profits and are

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dedicated to client investment results. Industry norms are helpful benchmarks for evaluating the balancing effort. Additionally, the Company attempts to enact a thoughtful alignment of incentives that may pertain more so to the Company than others in the industry, because of the ownership structure. On a fully diluted basis, employees and directors own approximately 28% of the firm. In contrast, many competitor firms are owned entirely by their employees.

Compensation Program Objectives.  The Company seeks to attract and retain people with integrity, intelligence and energy. All employees are paid a competitive base salary, provided with competitive benefits and participate in an annual cash and equity incentive compensation program. The amount of individual incentive awards is based on an assessment of individual performance, while the amount of the overall available incentive pool is based on (i) overall firm investment and operating performance, (ii) market compensation data and (iii) the profitability of the firm compared to other investment management firms.

In addition to their annual incentive compensation, certain individuals were awarded options, warrants, restricted stock or a combination as an incentive to employment. Generally these awards vest over five years to promote employee retention and long-term employee ownership. The Company also seeks to increase the ownership percentage of all employees because it feels that will encourage all employees to act and think like owners. While compensation amounts differ depending upon position, responsibilities, performance and competitive data, the Company seeks to reward all employees with similar compensation components based on these same objectives.

Rewards Based on Performance.  The Company’s primary business objective is to meet its fiduciary duty to clients. Specifically, the focus is on long-term, five-year investment returns, with goals defined as rolling five-year periods in which client returns are sufficiently above relevant passive benchmarks, rank in the top quartile of similar investment strategies and absolute returns are sufficient for the risk associated with the asset class. The Company’s compensation program is designed to reward performance that supports these objectives. The Company’s second objective is to fulfill its fiduciary duty to shareholders by growing the intrinsic value of the business at an appropriate rate over time. To support that objective, the CEO and CFO are rewarded primarily on achieving fair and competitive operating profit margins. For those employees who are not a part of the investment team objectives vary but are consistent with rewarding individual performance that helps the Company meet its fiduciary duty to clients.

Elements of Compensation.  The Company provides a base salary paid in cash on a monthly basis; benefits including health care, dental, disability and 401k; and incentive compensation paid in a combination of cash and equity grants made pursuant to the 2005 Employee and Director Equity Incentive Plan. The Company does not pay any long-term deferred compensation to any employee, officer or director.

Rationale for Compensation Elements

•	Competitive base salary and benefits package is offered to all employees to attract them to join and remain with the Company.

•	In addition, the Company relies heavily on incentive compensation. The incentive plan is based on the operating profit of the Company, however, specific awards are based on individual contribution to investment and business results.

•	During the past four years the Company made incentive awards, largely in stock grants that vested immediately but are restricted from sale for a period of time. This was done to increase employee ownership and ensure employee’s interests were aligned with shareholders.

•	Equity awards are generally made in the form of fully-vested stock that is restricted from sale for a period of time. The Company believes that this approach matches the economic expense of the award with the period in which it was earned and further avoids the complex accounting involved with options and other awards that vest over time.

•	The Company encourages stock ownership by all employees and strives to increase employee ownership over time. To further this goal, the Company match in the 401k plan is made in stock vesting over each

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employee’s first six years with the Company. The Company does not, however, have a formal policy mandating stock ownership.

Summary of Compensation Objectives

•	The total incentive award for each individual meets the Company’s objective of paying a competitive total compensation for each individual.

•	Approximately 60% to 70% of total incentive awards are made with equity which helps to meet the Company’s objective of increasing employee ownership.

Determination of Incentive Compensation Amount.  The incentive pool is determined by the Compensation Committee and is based upon the target operating profit margin of the Company with an objective of generating operating profit margins consistent and competitive with others in the investment management business unless a lesser amount is mutually agreed upon by Mr. Dillon, CEO, and the Compensation Committee. The CEO, must have a maximum bonus opportunity of at least 20% of the incentive pool per terms of his employment agreement. Individual awards for members of the investment team are based on assessments of individual performance with a focus on investment results for the previous five years for each investment strategy. The CEO and CFO are rewarded based on achieving competitive operating profit margins targets. For employees not in the investment area objectives vary but generally are consistent with performance that helps in meeting the fiduciary duty to clients. Awards made to executives are based on performance-based agreements (“162(m) agreements”) and finalized by the Compensation Committee in executive sessions. Awards made to non-executives are determined by the CEO and CFO based on the specific criteria discussed above.

Competitor Compensation Data.  The Company does not benchmark our compensation against a defined peer group of companies, but instead participates in a comprehensive compensation survey with approximately 150 other investment management firms. Based on this survey, the Company attempts to make individual compensation competitive within the industry to attract and retain talent, while rewarding individual performance. The cash versus equity component of the awards are based upon an intent to increase employee ownership over the long-term and are biased in favor of stock grants versus stock options. In 2008 and 2007, stock grants were approximately 60% and70%, respectively, of the total incentive awards with the remaining amounts made in cash. Currently 100% of incentive awards are paid and vested on a current basis although the equity awards are restricted from sale for a period of time to further encourage long-term ownership. The Company believes that incentive awards related to performance in a particular year, or five years ended in a particular year, should be paid currently. This approach offers a better matching of the economics with performance as opposed to granting awards that vest in the future thus burdening future earnings with awards for past performance.

The Company has no formal policy to adjust prior incentive awards to reflect restatement or adjustment of financial results. The Company believes that due to the nature of our business material restatements or prior period adjustments to operating results are highly unlikely. Individual awards made under the plan are based on the factors discussed above and may increase or decrease materially from year to year consistent with similar changes in the relevant factors such as profitability and individual performance. The Company gives no weight to the economic impact of prior awards in making current awards. Awards each year stand on their own.

The Compensation Committee and senior management, in reviewing both the annual business and the current client investment climate, reached agreement that the top three paid executives would receive lower total compensation in 2008 than in 2007. One result of this decision was to enable younger members of the firm to attain moderately increased compensation.

Post Employment Payments.  Only the CEO has an employment contract which provides for payments upon termination of employment. The maximum payment is one year’s salary, one year’s incentive bonus and a prorated bonus the year of termination. More information on the employment agreement with our CEO and termination payments thereunder is set forth under the heading “Employment Agreements and Change in Control Benefits.”

Compensation Committee Processes and Procedures.  The Compensation Committee meets periodically to review and determine achievement of performance objectives that were established at the beginning of the year. Additionally the committee meets in February and March of each year to establish new objectives for the current

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year. Management is present for a portion of most committee meetings; however, the committee always holds an executive session without management present to discuss relevant goals and bonus opportunity amounts.

Report Of The Compensation Committee

The Board’s Compensation Committee has submitted the following report for inclusion in this Proxy Statement:

We have reviewed and discussed the Compensation Disclosure and Analysis contained in this Proxy Statement with management. Based on such review and discussions, we recommended that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 filed with the SEC.

The foregoing report is provided by the following directors, who constitute the Compensation Committee:

Donald B. Shackelford, Chairman
Lawrence E. Baumgartner
Diane D. Reynolds, Esq.

Executive Compensation Information

Summary Compensation Table.  The following table sets forth the compensation paid to or earned by Mr. Dillon and Mr. Laird during 2008, 2007 and 2006. The Company has no other executive officers. Additional information on the elements of compensation included in the table below, including a discussion of the amounts of certain components of compensation in relation to others, is available under the heading “Compensation Discussion and Analysis” above.

								Change in
								Pension Value and
							Non-Equity	Nonqualified
Name and					Stock		Incentive Plan	Deferred	All Other
Principal					Awards	Option	Compensation	Compensation	Compensation
Position	Year	Salary	Bonus		(1)	Awards	(2)	Earnings	(3)	Total

R.H. Dillon	2008	$360,000	—		$929,750	—	$1,150,250	—	$27,600	$2,467,600
President and	2007	$360,000	—		$1,750,000	—	$740,000	—	$27,000	$2,877,000
Chief Executive Officer	2006	$360,000	$640,000	(4)	$2,457,750	—	$352,250	—	$26,400	$3,836,400
James F. Laird	2008	$200,000	—		$350,000	—	$170,000	—	$24,000	$744,000
Secretary, Treasurer and Chief	2007	$180,000	—		$475,000	—	$147,500	—	$21,600	$824,100
Financial Officer	2006	$180,000	—		$560,000	—	$160,000	—	$21,600	$921,600

(1)	The amount shown is the expense, determined under FAS 123R, incurred and recognized in the Company’s financial statements for shares awarded to Messrs. Dillon and Laird under the 2005 Employee and Director Equity Incentive Plan as partial payment for amounts earned under our 2008, 2007 and 2006 annual incentive plans. For satisfaction of performance goals in 2008, on February 23, 2009, Mr. Dillon and Mr. Laird were awarded 25,000 and 9,411, respectively, fully-vested shares that are restricted from sale for one year. For satisfaction of performance goals in 2007, on January 18, 2008, Mr. Dillon and Mr. Laird were awarded 25,000 and 6,786, respectively, fully-vested shares that are restricted from sale for one year. For satisfaction of performance goals in 2006, (i) Mr. Dillon was awarded on January 31, 2007, 25,000 fully-vested shares that are restricted from sale for three years, and (ii) Mr. Laird was awarded on January 31, 2007, 2,797 fully-vested shares that are restricted from sale for one year and 1,678 fully-vested shares that are restricted from sale for three years, and on February 14, 2007, was awarded 1,137 fully-vested shares that are restricted from sale for three years. For more information on the expensing of these awards, please see note 5 to the consolidated financial statements contained in Form 10-K for the year ended December 31, 2008.

(2)	Represents cash awards paid to Messrs. Dillon and Laird as partial payment for amounts earned under our 2008, 2007 and 2006 annual incentive plans. For more information on our annual incentive compensation program, please see the information above under the heading “Compensation Discussion and Analysis.”

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(3)	Consists of the value of our matching contributions to Mr. Dillon’s and Mr. Laird’s accounts under the Company’s 401k plan. This contribution is made only in shares of the Company and the amount is based on the fair market value of our shares on the date of contribution.

(4)	Represents a discretionary cash bonus paid to Mr. Dillon for 2006.

Grants of Plan Based Awards.  The following table sets forth information regarding annual incentive plan awards to each of the Named Executive Officers for the year ended December 31, 2008.

												All Other	All Other
												Stock	Option		Grant
												Awards:	Awards:	Exercise	Date Fair
		Estimated Possible Payouts Under					Estimated Possible Payouts					Number of	Number of	Or Base	Value of
		Non-Equity Incentive Plan					Under Equity Incentive					Shares of	Securities	Price of	Stock and
	Grant	Awards(2)					Plan Awards(2)					Stock or	Underlying	Option	Option
Name	Date(1)	Threshold		Target	Maximum		Threshold		Target	Maximum		Units	Options	Awards	Awards

Mr. Dillon	3/25/08	$1	(3)	—	$2,600,000	(3)	—		—	—		—	—	—	—
	3/25/08	—		—	—		$1	(4)	—	$2,600,000	(4)	—	—	—	—
Mr. Laird	3/25/08	$1	(3)	—	$650,000	(3)	—		—	—		—	—	—	—
	3/25/08	—		—	—		$1	(4)	—	$650,000	(4)	—	—	—	—

(1)	On March 25, 2008, the Company entered into participation agreements with Messrs. Dillon and Laird under the 2006 Performance-Based Compensation Plan. The performance period for these awards was the 2008 fiscal year. These awards were granted in accordance with Section 162(m) of the Internal Revenue Code so amounts paid are deductible by the Company as performance-based compensation. The performance conditions applicable to these awards are discussed in the “Compensation Discussion and Analysis” above. Although amounts awarded under the 2006 Performance-Based Compensation Plan are denominated in dollars, once such amounts are earned, they are paid, at the discretion of the Compensation Committee, in both cash and in shares of the Company.

(2)	Because the amount of the award ultimately earned is based on the satisfaction of performance criteria, partial satisfaction could result in a payment as little as $1, ranging to the maximum depending on the extent to which the performance goals are met; provided, however, that the aggregate value of the cash and shares awarded may not exceed the maximum $2,600,000 and $650,000 for Mr. Dillon and Mr. Laird, respectively, in fiscal 2008). The maximum is the largest amount that could have been earned for fiscal 2008 upon the satisfaction of all of the performance goals specified in the participation agreement. Because the amount of the award varies based upon the extent of satisfaction of the performance goals, there is no specified target amount. Each of Mr. Dillon and Mr. Laird earned less than the maximum amount available to him under the annual incentive plan for 2008.

(3)	The cash portion of the award earned by Messrs. Dillon and Laird under the annual incentive plan for 2008 is identified in the “Summary Compensation Table” and in the above table in the “Non-Equity Incentive Plan” column.

(4)	The value of shares awarded under the annual incentive plan for 2008 is determined based on the closing price of the shares on the day of payment. The shares awarded to Messrs. Dillon and Laird were awarded under the 2005 Employee and Director Incentive Plan. The stock portion of the award earned by Messrs. Dillon and Laird under the annual incentive plan for 2008 is identified in the “Summary Compensation Table” and in the above table in the “Stock Awards” and “Equity Incentive Plan Awards” column, respectively.

Outstanding Equity Awards at December 31, 2008.  Neither Mr. Dillon nor Mr. Laird had any outstanding equity awards at December 31, 2008.

Option Exercises and Stock Vested.  The following table shows aggregated stock option exercises in 2008 and the related value realized on those exercises for Mr. Dillon and Mr. Laird. The table also sets forth information regarding the vesting during 2008 of stock awards made to Mr. Dillon and Mr. Laird.

	Option Awards		Stock Awards(1)
	Number of Shares
	Acquired on	Value Realized	Number of Shares	Value Realized
Name	Exercise(2)	on Exercise(3)	Acquired on Vesting	on Vesting(4)

Mr. Dillon	3,500	$157,500	25,000	$929,750
Mr. Laird	2,500	$147,650	9,411	$350,000

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(1)	Reflects stock awards under the 2005 Employee and Director Equity Incentive Plan to Messrs. Dillon and Laird as partial payment for amounts earned under the 2007 annual incentive plan. These awards were immediately vested on the date of grant, although are restricted from sale for a period of one year. For more information on these awards see the Summary Compensation Table and the Grants of Plan-Based Awards Table above.

(2)	Represents the total number of shares underlying the exercised options.

(3)	The value realized on exercise is the difference between the closing price of the underlying securities on the date of exercise and the exercise price, multiplied by the number of shares acquired.

(4)	The value realized is the number of shares vested, multiplied by the closing price of the shares on the date of vesting.

Pension Plans and Non-Qualified Deferred Compensation.  The Company does not maintain any pension plans or non-qualified deferred compensation programs for executives or employees.

Employment Agreements and Change In Control Benefits.  The Company currently has an employment agreement with Mr. Dillon. A description of the agreement is set forth below. The Company is not a party to any employement agreements with any other employees and it isn’t obligated to provide change in control benefits to any employee other than Mr. Dillon.

Employment Agreement with Mr. Dillon.  In August 2006, the Company entered into an employment agreement with Mr. Dillon, the Company’s President and Chief Executive Officer. This agreement was amended in December 2008 to address newly implemented tax laws relating to deferred compensation, although no other changes were made. The agreement has a current expiration date of January 1, 2011, although it may be extended after such time by mutual agreement with Mr. Dillon. The agreement provides for an annual salary of $360,000, which may be increased by the Board annually, plus participation by Mr. Dillon in the annual incentive plan as well as health insurance, six weeks paid vacation annually and participation in other benefit programs offered to employees. The agreement also restricts Mr. Dillon from competing with the Company during the term of the agreement and for one year following termination of his employment and provides that he will at all times maintain the confidentiality of Company information.

If the Company terminates Mr. Dillon’s employment without cause, he is entitled to the following payments, which are quantified to reflect the amounts he would have received had his employment been terminated at December 31, 2008:

1. his accrued and unpaid base salary and vacation and unreimbursed business expenses as of the date of termination ($0 at December 31, 2008);

2. payments, if any, under benefit plans and programs in effect at the time. The Company currently has no benefit plans that would result in payments upon termination;

3. a single lump sum payment equal to six months base salary at his annual salary rate in effect at the date of termination ($180,000 at December 31, 2008);

4. beginning in the seventh month after the date of termination, six monthly payments of his monthly base salary ($180,000 at December 31, 2008);

5. a pro rata portion of any amounts earned under the annual incentive plan for the year in which the termination occurs ( $2,080,000 at December 31, 2008 because the year was complete); and

6. a lump sum payment equal to the amount, if any, he received under the annual incentive plan for the preceding year ($2,080,000).

Mr. Dillon may terminate his employment for “good reason,” which generally includes reduction of his annual base salary, a reduction in his maximum potential payment under the annual incentive plan to less than 20% of the available bonus pool that is not mutually agreed upon, permanent or consistent assignment to him of duties inconsistent with his position and authority, no longer having him report directly to the Board or a breach by the Company of his employment agreement. If he terminates his employment for good reason, Mr. Dillon is entitled to

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all of the payments referenced above, except he will not receive a pro rata portion of amounts earned under the annual incentive plan for the year in which termination occurs.

If Mr. Dillon’s employment terminates due to his death or disability, upon the expiration of the employment agreement in accordance with its terms or the Company terminates Mr. Dillon for “cause,” he will be entitled to receive the payments set forth in numbers 1 and 2 above. In the event of his death or disability, he will also receive the payments described in number 5 above. Under the employment agreement, “cause” generally includes material violations of the Company’s employment policies, conviction of crime involving moral turpitude, violations of securities or investment adviser laws, causing the Company to violate a law which may result in penalties exceeding $250,000, materially breaching the employment agreement or fraud, willful misconduct or gross negligence in carrying out his duties.

Mr. Dillon will not receive any payments solely due to a change in control. However, if within 24 months after the occurrence of a change in control Mr. Dillon’s employment is terminated for any reason other than his disability, for cause or by him for good reason, he will be entitled to the following payment from us or our successor:

•	his accrued and unpaid base salary and vacation and unreimbursed business expenses as of the date of termination ($0 at December 31, 2008);

•	payments, if any, under benefit plans and programs in effect at the time. The Company currently has no benefit plans that would result in payments upon termination;

•	a single lump sum payment equal to his annual base salary and incentive plan compensation payable to him for the most recently completed fiscal year ($2,080,000 at December 31, 2008); and

•	a single lump sum payment equal to 12 months of premium payments for coverage for Mr. Dillon and his family under our group health plan ($4,340 at December 31, 2008).

If any payments to Mr. Dillon in connection with a change in control would constitute excess parachute payments under applicable tax laws, the benefits Mr. Dillon will receive will be reduced to an amount equal to $1 less than the amount that would be an excess parachute payment.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires executive officers and directors, and persons who beneficially own more than ten percent of the Company’s shares, to file with the SEC initial reports of ownership on Form 3 and reports of changes in ownership on Form 4 or Form 5. Executive officers, directors and persons who beneficially own more than ten percent of the Company’s securities are required by SEC regulations to furnish copies of all Section 16(a) reports they file. Based solely upon a review of Forms 3, 4 and 5 furnished and a statement by these persons that no other Section 16(a) reports were required to be filed by them, the Company believes that there were no reports filed late or missed during the year ended December 31, 2008.

AUDIT COMMITTEE MATTERS

Report of the Audit Committee for the Year Ended December 31, 2008

The Audit Committee is comprised of three independent directors operating under a written charter adopted by the Board. Annually, the Audit Committee engages the Company’s independent registered public accounting firm. Plante & Moran, PLLC (“Plante & Moran”) served as the independent registered public accounting firm for the year ended December 31, 2008.

Management is responsible for preparation of the Company’s financial statements and for designing and maintaining the Company’s systems of internal controls and financial reporting processes. The Company’s independent registered public accounting firm is responsible for performing an audit of the Company’s consolidated financial statements in accordance with generally accepted auditing principles and issuing reports on the Company’s financial statements and on management’s assessment of the effectiveness of the Company’s internal controls. The Audit Committee’s responsibility is to provide independent, objective oversight of these processes.

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Pursuant to this responsibility, the Audit Committee met with management and Plante & Moran throughout the year. The Audit Committee reviewed the audit plan and scope with Plante & Moran and discussed with them the matters required by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended. The Audit Committee also met with Plante & Moran without management present to discuss the results of their audit work, their evaluation of the Company’s system of internal controls and the quality of the Company’s financial reporting.

In addition, the Audit Committee has discussed with Plante & Moran their independence from the Company and its management, including the matters in written disclosures and letters to the Company from Plante & Moran required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as amended.

Management has represented to the Audit Committee that the Company’s consolidated financial statements for the year ended December 31, 2008, were prepared in accordance with generally accepted accounting principles, and the Audit Committee reviewed and discussed the audited consolidated financial statements with management and Plante & Moran. Based on the Audit Committee’s discussions with management and Plante & Moran and review of Plante & Moran’s report to the Audit Committee, the Audit Committee recommended to the Board of Directors (and the Board has approved) that the audited consolidated financial statements be included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC.

Submitted by the Audit Committee of the Board of Directors of the Company:

David P. Lauer, Chairman
Dr. James G. Mathias
Diane D. Reynolds

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Selection of Auditor for 2009

The Audit Committee selected Plante & Moran as the Company’s independent registered public accounting firm for the 2008 fiscal year, and has done so again for the 2009 fiscal year. A representative of Plante & Moran is expected to be present at the Annual Meeting to respond to appropriate questions and to make such statements as he or she may desire.

Fees of Independent Registered Public Accounting Firms

The following table summarizes fees charged by Plante & Moran for services rendered to the Company during the years ended December 31, 2008 and 2007:

	Year Ended	Year Ended
	12/31/2008	12/31/2007

Audit fees(1)	$61,800	$55,850
Audit-related fees	10,900
Tax fees(2)	10,000	7,450
All other fees(3)	46,000	—

Total Plante & Moran fees	$128,700	$63,300

(1)	Audit fees include professional services rendered for the audit of annual financial statements, reviews of quarterly financial statements, issuance of consents, and assistance with review of other documents filed with the SEC.

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(2)	Tax fees include services related to tax compliance, tax advice and tax planning including the preparation of tax returns and assistance with tax audits.

(3)	Other fees include services related to assisting management with calculating the Company’s “earnings and profits” in order to determine the proper tax character of the special $10.00 per share dividend paid during 2008.

It is the Audit Committee’s policy to pre-approve all services of the independent registered public accounting firm and present that approval to the Board. For the years ended December 31, 2008 and 2007, all such services were pre-approved by the Audit Committee.

SHAREHOLDER PROPOSALS FOR 2010 ANNUAL MEETING

Shareholders are entitled to submit proposals on matters appropriate for shareholder action consistent with SEC rules and our Code of Regulations. Should a shareholder wish to have a proposal appear in the Proxy Statement for next year’s annual meeting, under applicable SEC rules, the proposal must be received by the Company’s Secretary on or before December 10, 2009, and must otherwise comply with the requirements of Rule 14a-8 of the Exchange Act. If a shareholder intends to present a proposal at next year’s annual meeting but does not intend to seek the inclusion of such proposal in our Proxy Statement, such proposal must be received by the Company prior to February 23, 2010, or management proxies will be entitled to use discretionary voting authority should such proposal be raised without any discussion of the matter in the Proxy Statement. The Company’s address is 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has implemented rules regarding the delivery of proxy materials (i.e., annual reports, proxy statements, proxy statements combined with a prospectus or any information statements provided to shareholders) to households. This method of delivery, often referred to as “householding,” would generally permit the Company to send a single annual report and a single proxy statement to any household at which two or more different shareholders reside if the Company believes such shareholders share the same address, unless the shareholder(s) have opted out of the householding process. Each shareholder would continue to receive a separate notice of any meeting of shareholders and proxy card. The householding procedure reduces the volume of duplicate information you receive and reduces expenses. The Company has instituted householding. If (i) you wish to receive separate annual reports or proxy statements, either this year or in the future, or (ii) members of your household receive multiple copies of the annual report and proxy statement and you wish to request householding, you may contact the Company’s transfer agent, Continental Stock Transfer & Trust Company at 17 Battery Place, New York, New York 10004, or write to Mr. James Laird at 325 John H. McConnell Boulevard, Suite 200, Columbus, Ohio 43215.

In addition, many brokerage firms and other holders of record have instituted householding. If your family has one or more “street name” accounts under which our shares are beneficially owned, you may have received householding information from your broker, financial institution or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this Proxy Statement or Annual Report on Form 10-K for the 2008 fiscal year or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding. These options are available to you at any time.

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OTHER BUSINESS

The Board knows of no other business to be acted upon at the Annual Meeting. However, if any other business properly comes before the Annual Meeting, it is the intention of the persons named in the enclosed Proxy to vote on such matters in accordance with their best judgment.

The prompt completion, execution, and delivery of your proxy card or your submission of voting instructions electronically over the Internet or by telephone will be appreciated. Whether or not you expect to attend the Annual Meeting, please complete and sign the Proxy and return it in the enclosed envelope, or vote your proxy electronically via the Internet or telephonically.

By Order of the Board of Directors

James F. Laird
Secretary

April 9, 2008

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United States
Securities and Exchange Commission
Washington, D.C. 20549
Form 10-K
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
Commission file number 000-24498
DIAMOND HILL INVESTMENT GROUP, INC
(Exact name of registrant as specified in its charter)

Ohio	65-0190407
(State of incorporation)	(I.R.S. Employer Identification No.)

325 John H. McConnell Blvd., Suite 200, Columbus, Ohio 43215	614-255-3333
(Address of principal executive offices) (Zip Code)	(Registrant’s telephone number)
Securities registered under Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common shares, no par value	The NASDAQ Stock Market LLC
Securities registered under Section 12(g) of the Exchange Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐	Smaller reporting company ☐
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes ☐ No ☑
Aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, based on the closing price of $83.50 on June 30, 2008 (end of the 2nd fiscal quarter) on the NASDAQ Global Market was $120,156,250. Calculation of holdings by non-affiliates is based upon the assumption, for these purposes only, that executive officers, directors, and persons holding five percent or more of the registrant’s voting and non-voting common shares are affiliates.
2,590,225 Common Shares outstanding as of March 10, 2009 (the latest practical date).
Documents incorporated by reference: In Part III, the Definitive Proxy Statement for the 2009 Annual Meeting of Shareholders to be filed pursuant to Regulation 14A.

Diamond Hill Investment Group, Inc.
Form 10-K
For the Fiscal Year Ended December 31, 2008
Index

PART I
Item 1. Business
Forward-Looking Statements
Throughout this Form 10-K, Diamond Hill Investment Group, Inc. (the “Company”) may make forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 relating to such matters as anticipated operating results, prospects for achieving the critical threshold of assets under management, technological developments, economic trends (including interest rates and market volatility), expected transactions and acquisitions and similar matters. The words “believe,” “expect,” “anticipate,” “estimate,” “should,” “seek,” “plan,” “intend” and similar expressions identify forward-looking statements that speak only as of the date thereof. While the Company believes that the assumptions underlying its forward-looking statements are reasonable, investors are cautioned that any of the assumptions could prove to be inaccurate and accordingly, the actual results and experiences of the Company could differ materially from the anticipated results or other expectations expressed by the Company in its forward-looking statements. Factors that could cause such actual results or experiences to differ from results discussed in the forward-looking statements include, but are not limited to: the adverse effect from a decline in the securities markets; a decline in the performance of the Company’s products; changes in interest rates; a general or prolonged downturn in the economy; changes in government policy and regulation, including monetary policy; changes in the Company’s ability to attract or retain key employees; unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations; and other risks identified from time-to-time in the Company’s other public documents on file with the SEC, including those discussed below in Item 1.A.
General
The Company, an Ohio corporation organized in April 1990, derives substantially all of its consolidated revenue from investment advisory and related services provided by its wholly-owned subsidiary Diamond Hill Capital Management, Inc. (“DHCM”). DHCM is a registered investment adviser under the Investment Advisers Act of 1940.
The Company sponsors, markets, and provides investment advisory and related services to various clients including mutual funds, separate accounts, and private investment funds. The Company’s principal source of revenue is investment advisory fee income earned pursuant to investment advisory contracts with each client. This fee income is based primarily upon the net assets of the funds or separate accounts. The Company’s investment advisory revenue depends largely on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.
During the first quarter of 2008, the Company incorporated two new subsidiaries, Beacon Hill Fund Services, Inc. (“BHFS”) and BHIL Distributors, Inc. (“BHIL”) to collectively operate as Beacon Hill. Beacon Hill will provide certain fund administration services and distribution services to small to mid size mutual funds, including Diamond Hill Funds (the “Funds”).

Assets Under Management
As of December 31, 2008, assets under management (“AUM”) totaled $4.5 billion, a 2.4% increase from December 31, 2007. The following tables show AUM by product and investment objective for the dates indicated and a roll-forward of the change in AUM for the years ended December 31, 2008, 2007, and 2006:

	Assets Under Management by Product
	As of December 31,
(in millions)	2008	2007	2006
Mutual funds	$3,114	$2,910	$2,518
Separate accounts	1,175	998	875
Private investment funds	221	495	315

Total	$4,510	$4,403	$3,708

	Assets Under Management by Objective
	As of December 31,
(in millions)	2008	2007	2006
Small and Small-Mid Cap	$505	$597	$807
Large Cap and Select	1,524	1,031	919
Long-Short	2,331	2,500	1,720
Strategic Income and Other	150	275	262

Total	$4,510	$4,403	$3,708

	Change in Assets Under Management
	For the Year Ended December 31,
(in millions)	2008	2007	2006
AUM at beginning of the period	$4,403	$3,708	$1,531
Net cash inflows (outflows)
mutual funds	1,328	362	1,333
separate accounts	812	70	441
private investment funds	(162)	170	164

	1,978	602	1,938
Net market appreciation (depreciation) and income	(1,871)	93	239

Increase during the period	107	695	2,177

AUM at end of the period	$4,510	$4,403	$3,708

Investment Advisory Activities
DHCM executes its investment strategies through fundamental research and valuation disciplines. Analysts evaluate a company’s prospects based upon its current business and financial position, future growth opportunities, and management capability and strategy. The intended result is an estimate of “intrinsic value”. Intrinsic value is the present value of future cash flows which the Company estimates the investment will generate, discounted at a rate that reflects the required return for the investment given the estimated level of risk. In other words, it is the estimated price a minority shareholder should pay in order to achieve a satisfactory or “fair” return on the investment. The estimate of intrinsic value is then compared to the current market price to evaluate whether, in the opinion of DHCM, an attractive investment opportunity exists. A proprietary valuation model, which takes into account projected cash flows for five years including a “terminal value” (the expected stock price in five years), assists in many of these intrinsic value estimations. DHCM also applies an intrinsic value philosophy to the analysis of fixed income securities.

DHCM believes that although securities markets are competitive, pricing inefficiencies often exist allowing for attractive investment opportunities. Furthermore, DHCM believes that investing in securities whose market prices are significantly below DHCM’s estimate of intrinsic value (or selling short securities whose market prices are above intrinsic value) is a reliable method to achieve above average relative returns as well as mitigate risk.
Current portfolio strategies managed include Small Cap, Small-Mid Cap, Large Cap, Select, Long-Short, Financial Long-Short, and Strategic Income. These strategies are available on a separately managed basis and/or through a mutual fund. The Long-Short strategy is also available through private investment funds that are offered to accredited and qualified investors in the United States and around the world. The Company believes its desire to grow AUM should never come before its fiduciary obligation to clients. When portfolio strategies become too large such they become difficult to manage, the Company will close those strategies to new clients, which may impact the Company’s ability to grow AUM. The Small Cap strategy was closed to new investors as of December 31, 2005 and re-opened on September 1, 2007. The Long-Short strategy was closed to new investors as of June 30, 2008 and re-opened on December 31, 2008.
Marketing
The Company primarily generates business for all three of its product lines (mutual funds, separately managed accounts, and private investment funds) through wholesaling to financial intermediaries including independent registered investment advisors, brokers, financial planners, investment consultants and third party marketing firms.
Diamond Hill Funds
Over the last two years the Company has diversified its mutual fund assets among numerous firms across different distribution channels. The Funds are now used by over 5,000 financial representatives at over 1,000 financial intermediary firms. Below is a summary of the assets by distribution channel as of December 31, 2008, 2007 and 2006:

	Diamond Hill Funds
	Assets by Distribution Channel
	As of December 31,
(in millions)	2008	2007	2006
Independent registered investment advisors and broker/dealers	$1,450	$1,405	$1,161
Wirehouse and regional broker/dealers	1,105	1,020	917
Defined contribution (401k)	282	229	157
Institutions	110	105	132
Other	30	35	40

Total	$2,977	$2,794	$2,407

Separately Managed Accounts and Private Investment Funds
The Company continues to develop institutional relationships for separately managed accounts primarily through consultant relationships and database research screens. During 2008, the Company added additional resources to focus on further developing its relationships with institutional consultants. The Company has engaged a third party placement firm to assist in raising assets in the private investment funds. Efforts by the third party placement firm were successful in 2006 and 2007, however, given the market conditions, particularly for private investment funds, in 2008 the Company experienced significant redemptions from its private investment funds. The third party firm earns 20% of all revenue earned each year from clients it introduced to the Company.
Growth Prospects
The Company’s mutual funds, separately managed accounts, and private investment funds have five year investment returns that the Company views as strong and believes compare very favorably to competitors. Investment returns have been a key driver in the success the Company has achieved in growing AUM at rates of 2%, 19%, and 142% in 2008, 2007, and 2006, respectively.

As a result, the Company invested in marketing throughout 2007 and 2008 in an effort to expand distribution. Such expenditures included:
•	adding additional marketing and support staff,
•	attending and sponsoring at key industry conferences, and
•	adding systems infrastructure to support client service and portfolio administration.
The cost of these efforts were significant, but the Company believes in future years the cost will be proportional to the increase in revenue during 2009 and future years. There can be no assurance that these efforts will prove successful; however, given the investment results of the Funds and separately managed accounts, the Company believes the additional resources devoted to marketing are warranted.
Also recognizing that the Company’s primary responsibility is to investors in its Funds and its separate account clients, the Company will continue to invest in its investment team and close investment strategies to new investors when appropriate. In 2006, 2007, and 2008 the Company substantially increased its equity investment team growing the team from 11 at the end of 2005 to 29 at the end of 2008.
The Company believes that one of the most important characteristics exhibited by the best investment firms is excellent investment returns for their clients over a long period of time. The Company is pleased that in its history as an investment advisory firm it has delivered what it believes are excellent investment returns for its clients. However, the Company is mindful that if it fails to do so in the future, its business growth will likely be negatively impacted. There are certain additional business risks that may prevent the Company from achieving the above growth prospects. These risks are detailed in Item 1A.
New Business Subsidiary
During 2008, the Company organized Beacon Hill, to provide underwriting, compliance, treasury, and other administrative services to small to mid-sized mutual fund companies. During the past two to three years there has been a continuing consolidation in the mutual fund servicing industry, whereby large financial services firms purchased independent mutual fund service providers. These larger financial services firms have made the decision not to offer statutory underwriting services to mutual funds, due to regulatory and other business conflicts. These small to mid-sized companies are seeking independent service providers to fill the void. As a result, the Company believes there is an opportunity in the market place to establish a business that can serve as a mutual fund distributor and provide treasury and compliance services to small to mid-size mutual fund companies. During 2008, Beacon Hill completed the build out of its infrastructure and began operations. During 2009, the Company hopes Beacon Hill can grow its client base to achieve run-rate break even by the end of the year.
Competition
Competition in the area of investment management services and mutual funds is intense, and the Company’s competitors include investment management firms, broker-dealers, banks and insurance companies, some of whom offer various investment alternatives. Many competitors are better known and better capitalized than the Company, offer a broader range of investment products and have more offices, employees and sales representatives. The Company competes primarily on the basis of investment philosophy, performance and customer service.
Corporate Investment Portfolio
From time to time the Company will hold investment positions in Diamond Hill Funds, its private investment funds, and other equity securities.

Regulation
DHCM is registered with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”) and operates in a highly regulated environment. The Advisers Act imposes numerous obligations on registered investment advisers, including fiduciary duties, recordkeeping requirements, operational requirements and disclosure obligations. All Diamond Hill Funds are registered with the SEC under the Investment Company Act of 1940. Each fund is also required to make notice filings with all states where it is offered for sale. Virtually all aspects of the Company’s investment management business are subject to various federal and state laws and regulations. Generally, these laws and regulations are primarily intended to benefit shareholders of the funds and separately managed account investment clients and generally grant supervisory agencies and bodies broad administrative powers, including the power to limit or restrict the Company from carrying on its investment management business in the event that it fails to comply with such laws and regulations. In such event, possible sanctions which may be imposed include the suspension of individual employees, limitations on DHCM engaging in the investment management business for specified periods of time, the revocation of DHCM’s registration as an investment adviser, and other censures or fines.
Contractual Relationships with the Diamond Hill Funds
The Company is very dependent on its contractual relationships with the Funds. In the event the advisory or administration agreements with Funds are canceled or not renewed pursuant to the terms thereof, the Company would be materially and adversely affected. The Company considers its relationship with the Funds and their Board of Trustees to be good, and it has no reason to believe that these advisory or administration contracts will not be renewed in the future; however, there is no assurance that the Funds will choose to continue their relationships with the Company. The Company generated approximately 72%, 69% and 54% of its 2008, 2007 and 2006 revenues, respectively, from its advisory and administrative contracts with the Funds.
Employees
As of December 31, 2008, the Company and its subsidiaries employed 57 full-time and part-time employees. As of December 31, 2007, the comparable number was 42. The Company generally believes that its relationship with its employees is good and does not anticipate any material change in the number of employees.
SEC Filings
This Form 10-K includes financial statements for the years ended December 31, 2008, 2007, and 2006. The Company files Forms 10-K annually with the SEC and files Forms 10-Q after each of the first three fiscal quarters. A copy of this Form 10-K, as filed with the SEC, will be furnished without charge to any shareholder who contacts the Company’s Secretary at 325 John H. McConnell Blvd., Suite 200, Columbus, OH 43215 or 614.255.3333. The Company also makes its SEC filings available, free of charge, on its web site at www.diamond-hill.com.

ITEM 1A: Risk Factors
An investment in the Company’s common shares involves various risks, including those mentioned below and those that are discussed from time-to-time in the Company’s other periodic filings with the SEC. Investors should carefully consider these risks, along with the other information contained in this report, before making an investment decision regarding the Company’s common shares. There may be additional risks of which the Company is currently unaware, or which it currently considers immaterial. All of these risks could have a material adverse effect on its financial condition, results of operations, and value of its common shares.
Investment Performance.
If the Company fails to deliver excellent performance for its clients, both in the short and long term, it will likely experience diminished investor interest and potentially a diminished level of AUM.
The Company’s assets under management, which impact revenue, are subject to significant fluctuations.
Substantially all revenue for the Company is calculated as percentages of AUM or is based on the general performance of the equity securities market. A decline in securities prices or in the sale of investment products or an increase in fund redemptions generally would reduce fee income. Financial market declines or adverse changes in interest rates would generally negatively impact the level of the Company’s AUM and consequently its revenue and net income. A recession or other economic or political events could also adversely impact the Company’s revenue if it led to a decreased demand for products, a higher redemption rate, or a decline in securities prices.
The recession we are experiencing could further adversely impact our revenue if it leads to a decreased demand for investment products and services, a higher redemption rate or a further decline in securities prices. Any further decreases in the level of our assets under management due to securities price declines, or other factors would negatively impact our revenue and net income.
The Company’s success depends on its key personnel, and its financial performance could be negatively affected by the loss of their services.
The Company’s success depends on highly skilled personnel, including portfolio managers, research analysts, and management, many of whom have specialized expertise and extensive experience in the industry. Financial services professionals are in high demand, and the Company faces significant competition for qualified employees. With the exception of the Chief Executive Officer, key employees do not have employment contracts, and generally can terminate their employment at any time. The Company cannot assure that it will be able to retain or replace key personnel. In order to retain or replace its key personnel, the Company may be required to increase compensation, which would decrease net income. The loss of key personnel could damage the Company’s reputation and make it more difficult to retain and attract new employees and investors. Losses of assets from its client investors would decrease its revenues and net income, possibly materially.
The Company is subject to substantial competition in all aspects of its business.
The Company’s investment products compete against a number of investment products and services from:
•	asset management firms,

•	mutual fund companies,

•	commercial banks and thrift institutions,

•	insurance companies,

•	hedge funds, and

•	brokerage and investment banking firms.
Many of these financial institutions have substantially greater resources than the Company and may offer a broader range of products or operate in more markets. Some operate in a different regulatory environment which may give them certain competitive advantages in the investment products and portfolio structures that they offer. The Company competes with other providers of investment advisory services primarily based upon its investment performance. Some institutions have proprietary products and distribution channels that make it more difficult for the Company to compete with them. If current or potential customers decide to use one of the Company’s competitors, the Company could face a significant decline in market share, AUM, revenues, and net income. If the Company is required to lower its fees in order to remain competitive, its net income could be significantly reduced because some of its expenses are fixed, especially over shorter periods of time, and others may not decrease in proportion to the decrease in revenues.

A significant portion of the Company’s revenues are based on contracts with the Diamond Hill Funds that are subject to termination without cause and on short notice.
The Company provides investment advisory and administrative services to the Diamond Hill Funds under various agreements. The board of each Diamond Hill fund must annually approve the terms of the investment management and administration agreements and can terminate the agreement upon 60-day notice. If a Diamond Hill fund seeks to lower the fees that the Company receives or terminate its contract with the Company, the Company would experience a decline in fees earned from the Diamond Hill Funds, which could have a material adverse effect on the Company’s revenues and net income. The Company derived 72%, 69% and 54% of its 2008, 2007 and 2006 revenue, respectively from investment advisory and administration agreements with Diamond Hill Funds.
The Company’s business is subject to substantial governmental regulation.
The Company’s business is subject to variety of federal securities laws including the Investment Advisers Act of 1940, the Investment Company Act of 1940, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, and the U.S. Patriot Act of 2001. In addition, the Company is subject to significant regulation and oversight by the SEC and FINRA. Changes in legal, regulatory, accounting, tax and compliance requirements could have a significant effect on the Company’s operations and results, including but not limited to increased expenses and reduced investor interest in certain funds and other investment products offered by the Company. The Company continually monitors legislative, tax, regulatory, accounting, and compliance developments that could impact its business.
The Company will continue to seek to understand, evaluate and when possible, manage and control these and other business risks.
ITEM 1B: Unresolved Staff Comments - None
ITEM 2: Properties
The Company leases approximately 14,200 square feet of office space at its principal office under an operating lease agreement which terminates on July 31, 2013. In addition, during 2008 the Company began leasing approximately 2,200 square feet of office space for a subsidiary company under an operating lease agreement which terminates on February 28, 2011.
The Company’s current policy is not to invest in real estate or interests in real estate primarily for possible capital gain or primarily for income.
ITEM 3: Legal Proceedings
From time to time, the Company is party to various claims that are incidental to its business. The Company believes these claims will not have a material adverse effect on its consolidated financial condition, liquidity or results of operations.
ITEM 4: Submission of Matters to a Vote of Security Holders
There were no matters submitted during the most recent quarter to a vote of security holders.

PART II
ITEM 5: Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
The following performance graph compares the total shareholder return of an investment in Diamond Hill’s Common Stock to that of the Russell MicrocapTM Index, and to a peer group index of publicly traded asset management firms for the five-year period ending on December 31, 2008. The graph assumes that the value of the investment in Diamond Hill’s Common Stock and each index was $100 on December 31, 2003. Total return includes reinvestment of all dividends. According to Russell, the MicrocapTM Index makes up less than 3% of the U.S. equity market and is a market-value-weighted index of the smallest 1,000 securities in the small-cap Russell 2000 Index plus the next 1,000 securities. Peer Group returns are weighted by the market capitalization of each firm at the beginning of each measurement period. The historical information set forth below is not necessarily indicative of future performance. Diamond Hill does not make or endorse any predictions as to future stock performance.

	12/31/2003	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008
Diamond Hill Investment Group, Inc.	100.0	241.4	451.0	1,206.5	1,053.3	1,072.6
Russell MicrocapTM Index	100.0	114.1	117.1	136.4	125.5	75.6
Peer Group*	100.0	126.6	168.0	174.6	183.0	62.8

*
The following companies are included in the Peer Group: Westwood Holdings Group, Inc.; Epoch Holding Corp.; Eaton Vance Corp.; Waddell & Reed Financial, Inc.; Federated Investors, Inc.; GAMCO Investors, Inc.; Affiliated Managers Group, Inc.; Legg Mason, Inc.; U.S. Global Investors, Inc.; Alliance Bernstein Holding L.P.; Janus Capital Group, Inc.

The Company’s common shares trade on the NASDAQ Global Market under the symbol DHIL. The following table sets forth the high and low sale and closing prices during each quarter of 2008 and 2007:

	2008		2007
	High Price	Low Price	High Price	Low Price
Quarter ended:
March 31	$82.99	$66.88	$113.85	$80.82
June 30	$100.00	$72.30	$109.99	$82.01
September 30	$100.00	$73.30	$92.85	$69.02
December 31	$91.00	$46.25	$87.40	$69.50
Due to the relatively low volume of traded shares, quoted prices cannot be considered indicative of any viable market for such shares. During the years ended December 31, 2008, and 2007, approximately 1,571,000 and 1,079,000, respectively, of the Company’s common shares were traded.
The approximate number of registered holders of record of the Company’s common shares at December 31, 2008 was 240.
The Company paid a $10.00 per share dividend on October 31, 2008 to shareholders of record on October 15, 2008. This was a special one-time dividend. The Company has not paid quarterly dividends for any quarter in the past two years, and has no present intention of paying any dividends in the future.
Shareholders have approved the Company’s equity compensation plans. These plans provide for the issuance of up to 509,226 shares of our common stock at December 31, 2008. There are no outstanding options or other securities that are convertible into shares of common stock.
Purchases of Equity Securities by the Issuer and Affiliated Purchasers
The following table sets forth information regarding the Company’s purchases of its common stock during the fourth quarter of fiscal 2008:

			Total Number of	Maximum Number
			Shares Purchased as	of Shares That May
	Total Number		part of Publicly	Yet Be Purchased
	of Shares	Average Price	Announced Plans	Under the Plans or
Period	Purchased	Paid Per Share	or Programs	Programs (1)
October 1, 2008 through October 31, 2008	—	—	16,105	333,895

November 1, 2008 through November 30, 2008	—	—	16,105	333,895

December 1, 2008 through December 31, 2008	—	—	16,105	333,895

(1)
- The Company’s current share repurchase program was announced on August 9, 2007. The board of directors authorized management to repurchase up to 350,000 shares of its common stock in the open market and in private transactions in accordance with applicable securities laws. The Company’s stock repurchase program is not subject to an expiration date.

ITEM 6: Selected Financial Data
The following selected financial data should be read in conjunction with the Company’s Consolidated Financial Statements and related notes and Management’s Discussion and Analysis of Financial Condition and Results of Operations contained in this Form 10-K.

	For the Years Ended December 31,
	2008	2007	2006	2005	2004
Income Statement Data (in thousands):
Total revenues	$47,019	$41,308	$31,905	$10,246	$2,774
Net operating income (loss)	13,729	14,078	9,769	1,394	(664)
Net income (loss)	3,276	9,932	8,065	3,651	(177)

Per Share Information:
Basic earnings	$1.36	$4.61	$4.51	$2.21	$(0.11)
Diluted earnings	1.36	4.39	3.63	1.83	(0.11)
Cash dividend declared	10.00	—	—	—	—

Weighted Average Shares Outstanding
Basic	2,400,142	2,155,829	1,787,390	1,654,935	1,566,385
Diluted	2,408,476	2,264,234	2,219,580	1,996,176	1,566,385

	At December 31,
	2008	2007	2006	2005	2004
Balance Sheet Data (in thousands):
Total assets	$44,540	$53,284	$37,236	$12,748	$3,968
Long-term debt	—	—	—	—	—
Shareholders equity	30,246	39,308	20,483	10,861	3,566

Assets Under Management (in millions):	$4,510	$4,403	$3,708	$1,531	$524
ITEM 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations
In this section the Company discusses and analyzes the consolidated results of operations for the past three fiscal years and other factors that may affect future financial performance. This discussion should be read in conjunction with the consolidated Financial Statements, Notes to the Consolidated Financial Statements, and Selected Financial Data.
The Company’s revenue is derived primarily from investment advisory and administration fees received from Diamond Hill Funds and investment advisory and performance incentive fees received from separate accounts and private investment funds. Investment advisory and administration fees paid to the Company are based on the value of the investment portfolios managed by the Company and fluctuate with changes in the total value of the AUM. Such fees are recognized in the period that the Company manages these assets. Performance incentive fees are generally 20% of the amount of client annual investment performance in excess of a 5% annual return hurdle. Because performance incentive fees are based primarily on the performance of client accounts, they can be volatile from period to period. The Company’s primary expense is employee compensation and benefits.

Revenues are highly dependent on both the value and composition of AUM. The following is a summary of the firm’s AUM for each of the years ended December 31, 2008, 2007, and 2006:

	Assets Under Management by Product
	As of December 31,
(in millions)	2008	2007	2006
Mutual funds	$3,114	$2,910	$2,518
Separate accounts	1,175	998	875
Private investment funds	221	495	315

Total AUM	$4,510	$4,403	$3,708

(in millions)	2008	2007	2006
AUM at beginning of year	$4,403	$3,708	$1,531
Net cash inflows
mutual funds	1,328	362	1,333
separate accounts	812	70	441
private investment funds	(162)	170	164

	1,978	602	1,938
Net market appreciation / (depreciation) and income	(1,871)	93	239

Increase during the year	107	695	2,177

AUM at end of year	$4,510	$4,403	$3,708

Consolidated Results of Operations
The following is a discussion of the consolidated results of operations of the Company and a detailed discussion of the Company’s revenues and expenses.

	2008	2007	% Change	2007	2006	% Change
Net income (in thousands)	$3,276	$9,932	-67%	$9,932	$8,065	23%

Net income per share
Basic	$1.36	$4.61	-70%	$4.61	$4.51	2%
Diluted	$1.36	$4.39	-69%	$4.39	$3.63	21%

Weighted average shares outstanding (in thousands)
Basic	2,400	2,156		2,156	1,787
Diluted	2,408	2,264		2,264	2,220
Year Ended December 31, 2008 compared with Year Ended December 31, 2007
The Company posted net income of $3.3 million ($1.36 per diluted share) for the year ended December 31, 2008, compared with net income of $9.9 million ($4.39 per diluted share) for the year ended December 31, 2007. Net income decreased despite a 2% increase in AUM due to a negative return on the Company’s corporate investment portfolio and a loss from Beacon Hill of approximately $1.4 million as it starts up its operation.
Operating expenses increased by 22% in 2008 primarily driven by the following:
•
Employee compensation expense increased by 31%, or $6.1 million, primarily due to an increase in overall staff from 42 to 57, long-term equity awards, and an acceleration of vesting of certain restricted stock awards.

•
Sales and marketing expenses increased by 26%, or $165 thousand, primarily due to an increase in travel and other marketing expenses related to new business growth during 2008. Despite only a 2% increase in AUM in 2008 compared to 2007, the Company generated over $1.9 billion in net new client assets during 2008.

•
Despite continued growth in mutual fund assets under management during 2008, mutual fund administration expense decreased by 6%, or $142 thousand due to a re-negotiation of certain vendor contracts resulting in both expense reductions and a shifting of certain expense obligations directly to the Diamond Hill Funds.

Year Ended December 31, 2007 compared with Year Ended December 31, 2006
The Company posted net income of $9.9 million ($4.39 per diluted share) for the year ended December 31, 2007, compared with net income of $8.1 million ($3.63 per diluted share) for the year ended December 31, 2006. The increase in profitability was directly attributable to an increase in investment advisory and mutual fund administration fees which correlated to an increase in AUM of $695 million during 2007. The increase in profitability was achieved despite a 98% decrease in performance incentive fees due to investment performance in client portfolios not exceeding the hurdle rate.
Operating expenses increased by 23% in 2007 primarily driven by the following:
•	Employee compensation expense increased by 10%, or $1.9 million, primarily due to an increase in overall staff from 31 to 42.
•	Consistent with continued growth in mutual fund assets under management, mutual fund administration expense increased by 44%, or $735 thousand.
•
Consistent with higher investment advisory incentive fees, third party distribution expenses increased by 94%, or $731 thousand. A large portion of this increase was related to an increase in assets of the Company’s private investment funds.

Revenue

(in Thousands)	2008	2007	% Change	2007	2006	% Change
Investment advisory	$40,486	$35,165	15%	$35,165	$20,247	74%
Performance incentive	379	174	118%	174	7,947	-98%
Mutual fund administration, net	6,154	5,969	3%	5,969	3,710	61%

Total	47,019	41,308	14%	41,308	31,904	29%
Revenue for the Year Ended December 31, 2008 compared with Year Ended December 31, 2007
As a percent of total 2008 revenues, investment advisory fees account for 86%, performance incentive fees account for less than 1%, and mutual fund administration fees make up the remaining 13%. This compares to 85%, less than 1%, and 14%, respectively, for 2007.
Investment Advisory Fees. Investment advisory fees are generally calculated as a percentage of average net AUM at various levels depending on the investment product. The Company’s average advisory fee rate for the year ended December 31, 2008 was 0.81% compared to 0.83% for the year ended December 31, 2007. Effective June 30, 2008, the Diamond Hill Long-Short Fund, which has a 0.90% advisory fee, was closed to new investors. As a result, there was a decrease in the cash flows into that Fund during the second half of 2008. In addition, there were cash outflows from the Long-Short Fund during the second half of the year resulting in a decrease in assets for that Fund of 26%. These factors contributed to the slight decrease in the average advisory fee rate for 2008 compared to 2007. The overall increase in investment advisory fees year over year was primarily due to an increase in AUM throughout 2008. Despite the modest increase in AUM from $4.4 billion at December 31, 2007 to $4.5 billion at December 31, 2008, average AUM for the entire year was approximately $4.9 billion, which was the primary driver of the increase in investment advisory fees in 2008 compared to 2007.
Performance Incentive Fees. Performance incentive fees are generally equal to 20% of the performance increase in client accounts after a 5% annual hurdle is achieved. The fees are dependent on both AUM and absolute investment performance in client accounts and can be very volatile from period to period. Incentive fee AUM totaled $378 million at December 31, 2008 compared to $581 million at the end of 2007. Incentive fee revenue for both 2008 and 2007 was relatively immaterial due to the absolute performance of the Company’s incentive fee products. While the Company’s incentive fee products have performed well in 2008 relative to the broader stock market indexes they still have declined substantially on an absolute basis. Given that most of the incentive fee assets have a high water mark and an annual absolute return hurdle, it is unlikely the Company will earn any meaningful incentive fees until significant positive client returns are generated or new client money is invested in the products.

Mutual Fund Administration Fees. Mutual fund administration fees are calculated as a percentage of average net assets under administration in the Diamond Hill Funds. The Company earns 0.30% on Class A and Class C shares and 0.18% on Class I shares. As assets in the Funds have grown, the Company has realized certain economies of scale; and as a result, the Company has lowered its administration fees each of the last four years to pass on those economies of scale to fund shareholders. Despite these fee reductions, fund administration revenues increased by $185 thousand over 2007 due to the increase in assets under administration.
Revenue for the Year Ended December 31, 2007 compared with Year Ended December 31, 2006
As a percent of total 2007 revenues, investment advisory fees account for 85%, performance incentive fees account for less than 1%, and mutual fund administration fees make up the remaining 14%. This compares to 63%, 25%, and 12%, respectively, for 2006.
Investment Advisory Fees. Investment advisory fees are generally calculated as a percentage of average net AUM at various levels depending on the investment product. The Company’s average advisory fee rate for the year ended December 31, 2007 was 0.83% compared to 0.76% for the year ended December 31, 2006. This increase was mainly due to the increase in assets under management in the long-short products, which have a higher advisory fee. The overall increase in investment advisory fees year over year was primarily due to an increase in AUM of $695 million in 2007.
Performance Incentive Fees. Performance incentive fees are equal to 20% of the performance increase in client accounts after a 5% annual hurdle is achieved. The fees are dependent on both AUM and absolute investment performance in client accounts and can be very volatile from period to period. Incentive fee AUM totaled $581 million at December 31, 2007 compared to $374 million at the end of 2006. Despite the 55% increase in incentive fee AUM, absolute investment performance in client accounts during 2007 generally did not exceed the required 5% annual hurdle and therefore performance incentive fees were down 98% compared to 2006.
Mutual Fund Administration Fees. Mutual fund administration fees are calculated as a percentage of average net assets under administration in the Diamond Hill Funds. In 2007, the Company earned 0.32% on Class A and Class C shares and 0.18% on Class I shares. As assets in the Funds grew the Company realized certain economies of scale; and as a result, the Company has lowered its administration fees by approximately 10% in each of 2007, 2006, and 2005 to pass on those economies of scale to fund shareholders. Despite lowering fees by 11% during 2007, fund administration revenues increased by $2.3 million over 2006 due to the increase in assets under administration.
Expenses

(in Thousands)	2008	2007	% Change	2007	2006	% Change
Compensation and related costs	$26,120	$20,007	31%	$20,007	$18,148	10%
General and administrative	2,643	2,659	-1%	2,659	1,137	134%
Sales and marketing	796	632	26%	632	384	65%
Third party distribution	1,452	1,512	-4%	1,512	781	94%
Mutual fund administration	2,279	2,420	-6%	2,420	1,686	44%

Total	33,290	27,230	22%	27,230	22,136	23%

Expenses for the Year Ended December 31, 2008 compared with Year Ended December 31, 2007
Compensation and Related Costs. Employee compensation and benefits increased by $6.1 million, or 31%, in 2008, primarily due to a 36% increase in the number of staff, long-term equity awards, and the accelerated vesting of certain restricted stock awards.
Incentive compensation for 2008 totaled $13,000,000 an increase of $550,000 or 4% from 2007. Under the Company’s 2006 performance based compensation plan the compensation committee of the board of directors establishes annual operating profit margin (OPM) targets to be used to determine the incentive pool and officer awards. For 2008 the OPM target was approximately 35% based on actual revenue of approximately $47 million. Under the plan the operating results of Beacon Hill are excluded from this determination. After consideration of a number of factors management recommended, and the compensation committee approved, a reduction of the OPM for the year to 32.3% which increased the incentive pool by approximately $1.3 million and reduced the incentive awards made to officers by 10.4%. Management felt that certain unusual expenses, particularly the impact of accelerated vesting for non-officer restricted stock awards from 2009 to 2008, resulted in a pool that was inadequate. The accelerated vesting increased compensation expense by approximately $1 million and was done in part to generate a $6.7 million tax deduction which reduced the company’s tax liability for 2008 and also contributed towards generating sufficient negative tax earnings and profits for 2008 such that the character of the special cash dividend paid in the fourth quarter was 100% return of capital.
General and Administrative. General and administrative expenses decreased by $16 thousand, or 1%. During 2007, the Company experienced a $452 thousand loss due to a trading error causing an increase in the general and administrative expenses during that period. Excluding the trading error, general and administrative expenses increased by $436 thousand, or 19%, period over period to support the continued growth of the Company.
Sales and Marketing. Sales and marketing expenses increased by $164 thousand, or 26%, during 2008. This increase is commensurate with the increase in investment advisory revenue and was primarily due to increased expense related to marketing materials and additional travel related expense incurred related to new business attained during the year.
Third Party Distribution. Third party distribution expense represents payments made to third party intermediaries directly related to sales made by those parties of the Company’s investment products. 94% and 99% of this expense in 2008 and 2007, respectively, is related to client investments in the Company’s private investment funds. The remainder represents payments related to sales in the Company’s mutual fund products. The period over period increase or decrease directly corresponds to the increase or decrease in investment advisory fees earned by the Company.
Mutual Fund Administration. Mutual fund administration expenses decreased by $141 thousand during 2008. A large portion of mutual fund administration expense is calculated based on a percent of assets under administration in the Diamond Hill Funds. Despite the increase in mutual fund AUM in 2008 compared to 2007, the decrease is attributable to a re-negotiation of certain vendor contracts resulting in both expense reductions and a shifting of certain expense obligations directly to the Diamond Hill Funds. Absent this contract re-negotiation, mutual fund administration expenses generally correlate with an increase or decrease in mutual fund assets under administration.
Expenses for the Year Ended December 31, 2007 compared with Year Ended December 31, 2006
Compensation and Related Costs. Employee compensation and benefits increased by $1.9 million, or 10%, in 2007, primarily due to a 31% increase in the number of staff.
General and Administrative. The increase in general and administrative expenses of $1.5 million, or 134%, resulted from general increases associated with the overall growth of the Company and an increase in expenditures for investment research and portfolio accounting systems. Additionally, during the third quarter of 2007 the Company incurred a $452 thousand loss related to a trading error in a client account.

Sales and Marketing. Sales and marketing expenses increased by $248 thousand, or 65% during 2007. This increase was commensurate with the increase in investment advisory revenue and was primarily due to increased expense related to marketing materials and additional travel related expense incurred related to new business attained during the year.
Third Party Distribution. Third party distribution expense represents payments made to third party intermediaries directly related to sales made by those parties of the Company’s investment products. Substantially all of this expense in 2007 and 2006 was related to new client investments in the Company’s private investment funds. The year over year increases directly correspond to the increase in investment advisory fees earned by the Company.
Mutual Fund Administration. Mutual fund administration expenses increased by $734 thousand during 2007. A large portion of mutual fund administration expense is calculated based on a percent of assets under administration in the Diamond Hill Funds. The year over year increases are consistent with the continued growth in assets under administration.
Beacon Hill Fund Services
During 2008, Beacon Hill generated a pre-tax loss of $1.4 million on $117 thousand in revenue as it substantially completed its infrastructure. It is currently staffed with seven experienced professionals and expects to receive a limited purpose broker/dealer license in the first quarter of 2009. Beacon Hill has been actively marketing its services and has commitments from several clients to commence services at various starting dates throughout 2009. These commitments are annually recurring engagements; however, there is no guarantee that the associated revenue will be realized. The Company hopes Beacon Hill will achieve a run rate breakeven by the end of 2009.
Liquidity and Capital Resources
The Company’s entire investment portfolio is in readily marketable securities, which provide for cash liquidity, if needed. Investments in mutual funds are valued at their quoted current net asset value. Investments in private investment funds and equity securities are valued independently based on readily available market quotations. Inflation is expected to have no material impact on the Company’s performance.
As of December 31, 2008, the Company had working capital of approximately $24.1 million compared to $37.5 million at December 31, 2007. Working capital includes cash, securities owned and accounts receivable, net of all liabilities. The Company has no debt and its available working capital is expected to be sufficient to cover current expenses. The Company does not expect any material capital expenditures during 2009.
Operating activities during 2008 provided cash flows of $17.4 million, up $7.4 million from 2007, including a decrease in net income of $6.6 million, non-cash stock-based compensation expense of $4.3 million, a change in unrealized gain/loss of $2.9 million and increase in accrued liabilities of $9.7 million. Net cash provided in investing activities totaled $13 million, compared to net cash used in investing activities of $15 million in 2007. Capital spending for property and equipment decreased to $363 thousand in 2008, a decline of $59 thousand from 2007. Net cash used by financing activities was $26.6 million in 2008, compared to net cash provided by financing activities of $7.5 million in 2007. Substantially all of this increase in cash used by financing activities related to the $24.4 million dividend payment made in 2008.
Operating activities during 2007 provided cash flows of $10 million, down $8.1 million from 2006, including increased net income of $1.9 million and non-cash stock-based compensation expense of $1.4 million. Net cash used in investing activities totaled $15 million, up just over $4 million from 2006. The Company’s investments in mutual funds and equity securities made from its larger available cash balances were $15.3 million in 2007, up $4.1 million from 2006. Decreased capital spending for property and equipment was $304 thousand in 2007, a decline of $151 thousand from 2006. Net cash provided by financing activities was $7.5 million in 2007, up $6.7 million from 2006. Substantially all of this increase was due to common stock issued during 2007 relating to the exercise of options and warrants.

Selected Quarterly Information
Unaudited quarterly results of operations for the years ended December 31, 2008 and 2007 is summarized below:

	At or For the Quarter Ended
	2008				2007
(in thousands)	12/31	09/30	06/30	03/31	12/31	09/30	06/30	03/31
Assets Under Management (in millions)	$4,510	$5,548	$5,486	$4,665	$4,403	$4,380	$4,479	$4,169
Total revenue	10,372	13,348	12,396	10,903	10,883	10,701	10,369	9,355
Total operating expenses	8,447	9,126	8,340	7,378	6,847	7,168	6,947	6,268

Operating income	1,925	4,222	4,056	3,525	4,036	3,533	3,422	3,087

Investment Return	(4,180)	(2,319)	(1,331)	(375)	175	534	230	(30)

Net income (loss)	$(1,713)	$1,224	$1,779	$1,986	$2,876	$2,648	$2,414	$1,994

Diluted EPS	$(0.70)	$0.50	$0.73	$0.82	$1.23	$1.14	$1.05	$0.91

Diluted shares outstanding	2,455	2,444	2,447	2,426	2,335	2,322	2,302	2,196

The net loss in the fourth quarter of 2008 is due to significant deterioration of overall market in the fourth quarter of 2008, which caused an 18.7% decrease in AUM in the fourth quarter of 2008 compared to third quarter 2008. This decrease in AUM had a direct correlation with the decrease in revenue during the fourth quarter of 2008 compared to third quarter 2008 as revenue is generated based upon AUM. In addition, the corporate investment portfolio had a net loss of $4.1 million in fourth quarter 2008, which further contributed to the decrease in net income for the quarter ended December 31, 2008.
Contractual Obligations
The following table presents a summary of the Company’s future obligations under the terms of an operating lease and other contractual purchase obligations at December 31, 2008. Other purchase obligations include contractual amounts that will be due for the purchase of services to be used in the Company’s operations such as mutual fund sub-administration and portfolio accounting software. These obligations may be cancelable at earlier times than those indicated under certain conditions that may involve termination fees. Because these obligations are of a normal recurring nature, the Company expects that it will fund them from future cash flows from operations. The information presented does not include operating expenses or capital expenditures that will be committed in the normal course of operations in 2009 and future years:

		Payments Due by Period
	Total	2009	2010-2011	2012-2013	Later
Operating lease obligations	$1,159,000	$259,000	$516,000	$384,000	$—
Purchase obligations	2,486,000	2,326,000	160,000	—	—

Total	$3,645,000	$2,585,000	$676,000	$384,000	$—

Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements. It does not have any obligation under a guarantee contract, or a retained or contingent interest in assets or similar arrangement that serves as credit, liquidity or market risk support for such assets, or any other obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument or arising out of a variable interest.

Critical Accounting Policies and Estimates
Provisions for Income Tax Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity’s financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company’s financial statements or tax returns.
Revenue Recognition on Incentive-Based Advisory Contracts. The Company has certain investment advisory contracts in which a portion of the fees are based on investment performance achieved in the respective client portfolio in excess of 5%. EITF Abstract Topic No. D-96, “Accounting for Management Fees Based on a Formula,” identifies two methods by which incentive revenue may be recorded. Under “Method 1,” incentive fees are recorded at the end of the contract year. Under “Method 2,” incentive fees are recorded periodically and calculated as the amount that would be due under the formula at any point in time as if the contract was terminated at that date. Management has chosen the more conservative Method 1, in which performance fees are recorded at the end of the contract period provided for by the contract terms.
Revenue Recognition when Acting as an Agent vs. Principal. The Funds have selected and contractually engaged certain vendors to fulfill various services to benefit the Funds’ shareholders or to satisfy regulatory requirements of the Funds. These services include, among others, required fund shareholder mailings, registration fees, legal and audit fees. DHCM, in fulfilling a portion of its role under the administration agreement with the Funds, acts as agent to pay these obligations of the Funds. Each vendor is independently responsible for fulfillment of the services it has been engaged to provide and negotiates fees and terms with the management and board of trustees of the Funds. The fee that the Funds pay to DHCM is reviewed annually by the Funds’ board of trustees and specifically takes into account the contractual expenses that DHCM pays on behalf of the Funds. As a result, DHCM is not involved in the delivery or pricing of these services and bears no risk related to these services. Consistent with EITF 99-19, revenue has been recorded net of these Fund expenses.
ITEM 7A. Quantitative and Qualitative Disclosures about Market Risk
The Company’s revenues and net income are based primarily on the value of AUM. Accordingly, declines in financial market values directly and negatively impact its investment advisory revenues and net income.
The Company invests in Diamond Hill Funds, its private investment funds, and other equity securities, which are market risk sensitive financial instruments. These investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in their fair value. Each equity fund and its underlying net assets are also subject to market risk, which may arise from changes in equity prices. The bond fund is also subject to market risk which may arise from changes in equity prices, credit ratings and interest rates. Market prices fluctuate and the amount realized upon subsequent sale may differ significantly from the reported market value.
The table below summarizes the Company’s market risks as of December 31, 2008, and shows the effects of a hypothetical 10% increase and decrease in equity and bond investments. The Company did not hold any bond investments as of December 31, 2008.

		Fair Value Assuming a	Fair Value Assuming a
	Fair Value as of	Hypothetical 10%	Hypothetical 10%
	December 31, 2008	Increase	Decrease
Equity investments	$17,319,366	$19,051,303	$15,587,429
Bond fund investments	—	—	—

Total	$17,319,366	$19,051,303	$15,587,429

ITEM 8. Financial Statements and Supplementary Data
Report of Independent Registered Public
Accounting Firm on Consolidated Financial Statements
The Shareholders and Board of Directors of
Diamond Hill Investment Group, Inc.:
We have audited the accompanying balance sheets of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. We also have audited the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying financial statements. Our responsibility is to express an opinion on these financial statements and an opinion on the company’s internal control over financial reporting based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Hill Investment Group, Inc. and its subsidiaries as of December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, Diamond Hill Investment Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
/s/ Plante & Moran, PLLC
Columbus, Ohio
March 4, 2009

Diamond Hill Investment Group, Inc.
Consolidated Balance Sheets

	December 31,
	2008	2007
ASSETS
Cash and cash equivalents	$15,788,560	$11,783,278
Investment portfolio	17,185,611	34,036,163
Accounts receivable	5,339,558	5,694,274
Prepaid expenses	1,067,388	1,115,728
Fixed assets, net of depreciation, and other assets	835,314	654,500
Income tax receivable	2,334,836	—
Deferred taxes	1,989,016	—

Total assets	$44,540,283	$53,283,943

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities
Accounts payable and accrued expenses	$1,294,396	$979,467
Accrued incentive compensation	13,000,000	12,450,000
Deferred taxes	—	546,944

Total liabilities	14,294,396	13,976,411

Commitments and contingencies	—	—

Shareholders’ Equity
Common stock, no par value 7,000,000 shares authorized; 2,447,299 issued and outstanding at December 31, 2008; 2,243,653 issued and outstanding at December 31, 2007	16,233,501	27,719,024
Preferred stock, undesignated, 1,000,000 shares authorized and unissued	—	—
Deferred compensation	(4,908,215)	(4,056,015)
Retained earnings	18,920,601	15,644,523

Total shareholders’ equity	30,245,887	39,307,532

Total liabilities and shareholders’ equity	$44,540,283	$53,283,943

The accompanying notes are an integral part of these financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Income

	Year Ended December 31,
	2008	2007	2006
REVENUES:
Investment advisory	$40,486,415	$35,165,043	$20,246,624
Performance incentive	378,881	174,292	7,947,434
Mutual fund administration, net	6,153,919	5,968,603	3,710,141

Total revenue	47,019,215	41,307,938	31,904,199

OPERATING EXPENSES:
Compensation and related costs	26,120,040	20,006,542	18,147,526
General and administrative	2,643,274	2,658,649	1,137,319
Sales and marketing	796,438	631,911	383,994
Third party distribution	1,452,087	1,512,095	781,256
Mutual fund administration	2,278,562	2,420,252	1,685,536

Total operating expenses	33,290,401	27,229,449	22,135,631

NET OPERATING INCOME	13,728,814	14,078,489	9,768,568

Investment return	(8,205,051)	909,134	2,526,620

INCOME BEFORE TAXES	5,523,763	14,987,623	12,295,188

Income tax provision	(2,247,685)	(5,055,308)	(4,230,055)

NET INCOME	$3,276,078	$9,932,315	$8,065,133

Earnings per share
Basic	$1.36	$4.61	$4.51

Diluted	$1.36	$4.39	$3.63

Weighted average shares outstanding
Basic	2,400,142	2,155,829	1,787,390

Diluted	2,408,476	2,264,234	2,219,580

The accompanying notes are an integral part of these financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Shareholders’ Equity

					Retained
	Shares	Common	Treasury	Deferred	Earnings
	Outstanding	Stock	Stock	Compensation	(Deficit)	Total
Balance at January 1, 2006	1,755,899	$13,199,444	$(412,370)	$(292,381)	$(1,633,681)	$10,861,012
Deferred compensation	44,482	2,246,503	160,101	(2,406,604)	—	—
Recognition of current year deferred compensation	—	—	—	343,486	—	343,486
FAS 123R compensation expense	—	27,597	—	—	—	27,597
Tax benefit from options and warrants exercised	—	426,419	—	—	—	426,419
Sale of treasury stock	34,054	525,293	156,533		(12,216)	669,610
Exercise of 4,000 warrants for common stock	4,000	90,000	—	—	—	90,000
Net income	—	—	—	—	8,065,133	8,065,133

Balance at December 31, 2006	1,838,435	$16,515,256	$(95,736)	$(2,355,499)	$6,419,236	$20,483,257
Deferred compensation	36,000	3,089,280	—	(3,089,280)	—	—
Recognition of current year deferred compensation	—	—	—	1,388,764	—	1,388,764
Issuance of stock grants	57,254	5,628,641	—	—	—	5,628,641
Issuance of stock related to 401k plan match	2,582	202,019	—	—	—	202,019
FAS 123R compensation expense	—	8,152	—	—	—	8,152
Tax benefit from options and warrants exercised	—	6,015,186	—	—	—	6,015,186
Payment of taxes withheld related to option exercises	(85,518)	(8,020,273)	—	—	—	(8,020,273)
Purchase of treasury stock related to option exercises	(15,797)	—	(1,344,958)	—	—	(1,344,958)
Sale of treasury stock for issuance of stock grant	614	25,874	38,903	—	—	64,777
Sale of treasury stock for 401k plan match	2,423	57,061	177,435	—	—	234,496
Sale of treasury stock related to option exercises	22,585	57,084	1,224,356	—	(707,028)	574,412
Exercise of options/warrants for common stock	390,017	4,500,478	—	—	—	4,500,478
Repurchase of common stock	(4,942)	(359,734)	—	—	—	(359,734)
Net income	—	—	—	—	9,932,315	9,932,315

Balance at December 31, 2007	2,243,653	$27,719,024	$—	$(4,056,015)	$15,644,523	$39,307,532

Deferred compensation	63,450	5,184,801	—	(5,184,801)	—	—
Recognition of current year deferred compensation	—	—	—	4,332,601	—	4,332,601
Issuance of stock grants	85,796	6,021,482	—	—	—	6,021,482
Issuance of common stock related to 401k plan match	8,506	638,796	—	—	—	638,796
FAS 123R compensation expense	—	2,233	—	—	—	2,233
Tax benefit from equity transactions	—	3,997,348	—	—	—	3,997,348
Payment of taxes withheld related to employee stock transactions	(33,991)	(2,777,545)	—	—	—	(2,777,545)
Purchase of common stock related to option exercises	(4,452)	(381,843)	—	—	—	(381,843)
Exercise of options/warrants for common stock	95,500	1,132,204	—	—	—	1,132,204
Repurchase of common stock	(11,163)	(862,115)	—	—	—	(862,115)
Dividends Paid of $10.00 per share	—	(24,440,884)	—	—	—	(24,440,884)
Net income	—	—	—	—	3,276,078	3,276,078

Balance at December 31, 2008	2,447,299	$16,233,501	$—	$(4,908,215)	$18,920,601	$30,245,887

The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Consolidated Statements of Cash Flow

	Year Ended December 31,
	2008	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$3,276,078	$9,932,315	$8,065,133
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation on property and equipment	181,908	147,059	69,165
Amortization of deferred compensation	4,332,601	1,388,764	343,486
(Increase) decrease in accounts receivable	354,716	1,229,734	(5,026,307)
Increase (decrease) in deferred income taxes	(2,535,960)	(1,352,162)	4,071,965
Stock option expense	2,233	8,152	27,597
Noncash director fee expense	167,281	—	—
Investment gain/loss, net	3,298,360	389,771	(2,110,524)
Increase (decrease) in accrued liabilities	8,281,581	(1,424,647)	12,991,309
Other changes in assets and liabilities	48,340	(246,227)	(289,392)

Net cash provided by operating activities	17,407,138	10,072,759	18,142,432

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(362,722)	(304,262)	(454,599)
Cost of investments purchased and other portfolio activity	(10,076,234)	(15,317,252)	(11,142,788)
Proceeds from sale of investments	23,628,426	—	—

Net cash provided by (used in) investing activities	13,189,470	(15,621,514)	(11,597,387)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment for repurchase of common shares	(862,115)	(359,734)	—
Payment of taxes withheld on option/warrant exercises	(2,777,545)	(8,020,273)	—
Proceeds from common stock issuance	1,489,218	16,346,324	90,000
Payment of dividends	(24,440,884)	—	—
Purchase of treasury stock	—	(1,344,958)	—
Sale of treasury stock	—	873,685	669,610

Net cash provided by (used in) financing activities	(26,591,326)	7,495,044	759,610

CASH AND CASH EQUIVALENTS
Net change during the period	4,005,282	1,946,289	7,304,655
At beginning of period	11,783,278	9,836,989	2,532,334

At end of period	$15,788,560	$11,783,278	$9,836,989

Cash paid during the period for:
Interest	$—	$—	$—
Income taxes	3,005,000	435,682	91,000

Noncash Transactions during the period for:
Common Stock Issued as Incentive Compensation	5,754,140	5,478,718	—
The accompanying notes are an integral part of these consolidated financial statements.

Diamond Hill Investment Group, Inc.
Notes to Consolidated Financial Statements
Note 1 Organization
Diamond Hill Investment Group, Inc. (the “Company”) was incorporated as a Florida corporation in April 1990 and in May 2002 merged into an Ohio corporation formed for the purpose of reincorporating in Ohio, where the Company’s principal place of business is located. The Company has four operating subsidiaries.
Diamond Hill Capital Management, Inc. (“DHCM”), an Ohio corporation, is a wholly owned subsidiary of the Company and a registered investment advisor. DHCM is the investment adviser to the Diamond Hill Funds (the “Funds”), a series of open-end mutual funds, private investment funds (“Private Funds”), and also offers advisory services to institutional and individual investors.
Diamond Hill GP (Cayman) Ltd. (“DHGP”) was incorporated in the Cayman Islands as an exempted company on May 18, 2006 for the purpose of acting as the general partner of a Cayman Islands exempted limited partnership, which partnership acts as a master fund for Diamond Hill Offshore Ltd., a Cayman Islands exempted company; and Diamond Hill Investment Partners II, L.P., an Ohio limited partnership. Diamond Hill GP (Cayman) Ltd. has no operating activity.
Beacon Hill Fund Services, Inc. (“BHFS”), an Ohio corporation, is a wholly owned subsidiary of the Company incorporated on January 29, 2008. BHFS will provide certain compliance, treasury, and fund administration services to small to mid size mutual funds.
BHIL Distributors, Inc. (“BHIL”), an Ohio corporation, is a wholly owned subsidiary of BHFS incorporated on February 19, 2008. BHIL will provide underwriting and distribution services to small to mid size mutual funds.
Note 2 Significant Accounting Policies
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses for the periods. Actual results could differ from those estimates. The following is a summary of the Company’s significant accounting policies:
Principles of Consolidation
The accompanying consolidated financial statements include the operations of the Company and DHCM. All material inter-company transactions and balances have been eliminated in consolidation.
Segment Information
SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes disclosure requirements relating to operating segments in annual and interim financial statements. Management has determined that the Company operates in one business segment, namely as an investment adviser managing mutual funds, separate accounts, and private investment funds.
Cash and Cash Equivalents
Cash and cash equivalents include demand deposits and money market funds.

Note 2 Significant Accounting Policies (Continued)
Accounts Receivable
Accounts receivable are recorded when they are due and are presented in the balance sheet, net of any allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company’s historical losses, existing conditions in the industry, and the financial stability of those individuals or entities that owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2008 and 2007.
Valuation of Investment Portfolio
Under Statement of Financial Accounting Standards No. 157 – “Fair Value Measurements” (“SFAS 157”), investments held by the Company are valued based upon the definition of Level 1 inputs and Level 2 inputs. In general, SFAS 157 defines Level 1 inputs, as fair values which use quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are defined as quoted prices in markets that are not considered to be active for identical assets or liabilities, quoted prices in active markets for similar assets or liabilities and inputs other than quoted prices that are directly observable or indirectly through corroboration with observable market data. $5,923,202 and $11,262,409 in Company investments are valued based upon Level 1 and Level 2 inputs, respectively.
The changes in market values on the investments are recorded in the Consolidated Statement of Income as investment returns.
Limited Partnership Interests
DHCM is the managing member of Diamond Hill General Partner, LLC, the General Partner of Diamond Hill Investment Partners, LP (“DHIP”) and Diamond Hill Investment Partners II, LP (“DHIP II”), each a limited partnership whose underlying assets consist of marketable securities. DHCM, in its role as the managing member of the General Partner, exerts significant influence over the financial and operating policies of DHIP and DHIP II but does not exercise control. Therefore, DHCM’s investment in DHIP and DHIP II is accounted for using the equity method, under which DHCM’s share of the net earnings or losses from the partnership is reflected in income as earned, and distributions received are reflected as reductions from the investment. Several board members, officers and employees of the Company invest in DHIP and DHIP II through Diamond Hill General Partner, LLC. These individuals receive no remuneration as a result of their personal investment in DHIP or DHIP II. The capital of Diamond Hill General Partner, LLC is not subject to a management fee or an incentive fee.
Property and Equipment
Property and equipment, consisting of computer equipment, furniture, and fixtures, is carried at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over estimated lives of three to seven years.
Treasury Stock
Treasury stock purchases are accounted for under the cost method. The subsequent issuances of these shares are accounted for based on their weighted-average cost basis.
Revenue Recognition — General
The Company earns substantially all of its revenue from investment advisory and fund administration services. Mutual fund investment advisory and administration fees, calculated as a percentage of assets under management, are recorded as revenue as services are performed. Managed account and private investment fund clients provide for monthly or quarterly management fees, in addition to quarterly or annual performance fees.

Note 2 Significant Accounting Policies (Continued)
Revenue Recognition – Performance Incentive Revenue
The Company’s private investment funds and certain managed accounts provide for performance incentive fees. EITF Abstract Topic No. D-96, “Accounting for Management Fees Based on a Formula”, identifies two methods by which incentive revenue may be recorded. Under “Method 1”, incentive fees are recorded at the end of the contract period; under “Method 2”, the incentive fees are recorded periodically and calculated as the amount that would be due under the formula at any point in time as if the contract was terminated at that date. Management has chosen Method 1, in which incentive fees are recorded at the end of the contract period for the specific client in which the incentive fee applies. The table below shows assets under management (“AUM”) subject to performance incentive fees and the performance incentive fees as calculated under each of the above methods:

	As Of December 31,
	2008	2007	2006
AUM — Contractual Period Ends Quarterly	$218,503,205	$193,342,530	$240,725,253
AUM — Contractual Period Ends Annually	159,514,591	387,466,713	133,128,473

Total AUM Subject to Performance Incentive	$378,017,796	$580,809,243	$373,853,726

	For The Period Ending December 31,
	2008	2007	2006
Performance Incentive Fees — Method 1	$378,881	$174,292	$7,947,434
Performance Incentive Fees — Method 2	378,881	174,292	7,947,434
Amounts under Method 1 and Method 2 may differ throughout the year, but will generally be the same at fiscal year end because all client account contract period’s end on December 31.
Revenue Recognition – Mutual Fund Administration
DHCM has an administrative, fund accounting and transfer agency services agreement with the Funds, under which DHCM performs certain services for each fund. These services include mutual fund administration, accounting, transfer agency and other related functions. For performing these services, each fund compensates DHCM a fee at an annual rate of 0.30% for Class A and Class C shares and 0.18% for Class I shares times each series’ average daily net assets. Effective April 30, 2008, the fee for administrative services was reduced from 0.32% to 0.30% for Class A and Class C shares. The Funds have selected and contractually engaged certain vendors to fulfill various services to benefit the Funds’ shareholders or to satisfy regulatory requirements of the Funds. These services include, among others, required fund shareholder mailings, registration fees, legal and audit fees. DHCM, in fulfilling a portion of its role under the administration agreement with the Funds, acts as agent to pay these obligations of the Funds. Each vendor is independently responsible for fulfillment of the services it has been engaged to provide and negotiates fees and terms with the management and board of trustees of the Funds. The fee that the Funds pay to DHCM is reviewed annually by the Funds’ board of trustees and specifically takes into account the contractual expenses that DHCM pays on behalf of the Funds. As a result, DHCM is not involved in the delivery or pricing of

Note 2 Significant Accounting Policies (Continued)
Revenue Recognition – Mutual Fund Administration (Continued)
these services and bears no risk related to these services. Consistent with EITF 99-19, revenue has been recorded net of these Fund expenses. In addition, DHCM finances the up-front commissions which are paid by the Fund’s principal underwriter to brokers who sell Class C shares of the Funds. As financer, DHCM advances to the underwriter the commission amount to be paid to the selling broker at the time of sale. These advances are capitalized and amortized over 12 months to correspond with the re-payments DHCM receives from the principal underwriter to recoup this commission advancement. Mutual fund administration (“admin”) gross and net revenue are summarized below:

	Year Ended December 31,
	2008	2007	2006
Mutual fund admin revenue, gross	$9,194,973	$8,226,438	$5,795,110
Mutual fund admin, fund related expense	3,061,646	2,393,732	2,183,599

Mutual fund admin revenue, net of fund related expenses	6,133,327	5,832,706	3,611,511

C Share advance repayments	1,776,206	1,970,006	1,210,697
C Share amortization of advances	1,755,614	1,834,109	1,112,067

C Share financing activity, net	20,592	135,897	98,630

Mutual fund administration revenue, net	$6,153,919	$5,968,603	$3,710,141

Third Party Distribution Expense
Third party distribution expenses are earned by various third party financial services firms based on sales and/or assets of the Company’s investment products generated by the respective firm. Expenses recognized represent actual payments made to the third party firms and are recorded in the period earned based on the terms of the various contracts.
Income Taxes
The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 – “Accounting for Income Taxes” (“SFAS 109”). A net deferred tax asset or liability is determined based on the tax effects of the various temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.
Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48 – “Accounting for the Uncertainty in Income Taxes” (“FIN 48”), an interpretation of SFAS 109. As a result of the implementation of FIN 48, the Company has analyzed its tax positions taken on Federal income tax returns for all open tax years (tax years ended December 31, 2005 through 2008) and has recognized no adjustment in the net liability.
Earnings Per Share
Basic earnings per share (“EPS”) excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution of EPS that could occur if options, warrants, and restricted stock units to issue common stock were exercised.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year financial presentation.

Note 3 Investment Portfolio
As of December 31, 2008, the Company held investments worth $17.2 million and a cost basis of $17.8 million. The following table summarizes the market value of these investments over the last two fiscal years:

	Year Ended December 31,
	2008	2007
Diamond Hill Small Cap Fund	$—	$1,039,517
Diamond Hill Small-Mid Cap Fund	—	1,016,243
Diamond Hill Large Cap Fund	—	1,017,340
Diamond Hill Select Fund	—	1,015,803
Diamond Hill Long-Short Fund	—	1,027,615
Diamond Hill Financial Long-Short Fund	—	1,025,356
Diamond Hill Strategic Income Fund	—	3,765,566
Diamond Hill Investment Partners, L.P.	7,494,929	10,070,021
Diamond Hill Investment Partners II, L.P.	3,767,480	5,058,702
Other marketable equity securities	5,923,202	9,000,000

Total Investment Portfolio	$17,185,611	$34,036,163

DHCM is the managing member of the Diamond Hill General Partner LLC, which is the General Partner of DHIP and DHIP II. The underlying assets of DHIP and DHIP II are cash and marketable equity securities whose values are determined based on independent readily available market quotations. The Company, as the parent entity to DHCM, is not contingently liable for the partnerships’ liabilities but rather is only liable for its proportionate share, based on its membership interest. DHCM, as the managing member of the General Partner, is also not contingently liable for the partnerships’ liabilities. Summary financial information, including the Company’s carrying value and income from these partnerships is as follows:

	December 31,
	2008	2007	2006
Total parternship assets	$196,021,226	$360,372,685	$357,375,152
Total partnership liabilities	33,056,747	80,007,267	146,918,057
Net partnership assets	162,964,479	280,365,418	210,457,095
Net partnership income (loss)	(75,625,562)	6,581,829	35,961,019

DHCM’s portion of net assets	11,262,409	15,128,723	14,566,253
DHCM’s portion of net income (loss)	(3,866,314)	562,469	6,515,194
DHCM’s income from these partnerships includes its pro-rata capital allocation and its share of an incentive allocation from the limited partners.

Note 4 Capital Stock
Common Shares
The Company has only one class of securities issued and outstanding, its common shares.
Authorization of Preferred Shares
The Company’s Articles of Incorporation authorize the issuance of 1,000,000 shares of “blank check” preferred shares with such designations, rights and preferences, as may be determined from time to time by the Company’s Board of Directors. The Board of Directors is empowered, without shareholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights, which could adversely affect the voting or other rights of the holders of the Common Shares. There were no shares of preferred stock issued or outstanding at December 31, 2008 or December 31, 2007.
Note 5 Stock-Based Compensation
Equity Incentive Plans
2005 Employee and Director Equity Incentive Plan
At the Company’s annual shareholder meeting on May 12, 2005, shareholders approved the 2005 Employee and Director Equity Incentive Plan (“2005 Plan”). The 2005 Plan is intended to facilitate the Company’s ability to attract and retain staff, provide additional incentive to employees, directors and consultants, and to promote the success of the Company’s business. The 2005 Plan authorizes the issuance of common shares of the Company in various forms of stock or option grants. As of December 31, 2008 there were 509,226 shares available for issuance under the 2005 Plan. The 2005 Plan provides that the Board of Directors, or a committee appointed by the Board, may grant awards and otherwise administer the 2005 Plan. Restricted stock grants issued under the 2005 Plan which vest over time, are recorded as deferred compensation on grant date and then recognized as compensation expense based on the grant date price over the vesting period of the respective grant.
Equity Compensation Grants
On May 13, 2004 the Company’s shareholders approved terms and conditions of certain equity compensation grants to three key employees. Under the approved terms, a total of 75,000 shares of restricted stock and restricted stock units were issued to the key employees on May 31, 2004. These shares vested on October 3, 2008.
Accelerated Vesting of Certain Equity Incentive Plans and Compensation Grants
The board of directors of the Company approved the accelerated vesting of 82,064 shares of restricted stock from various vesting dates during the first five months of 2009 to October 3, 2008. This acceleration resulted in additional compensation expense of $1.0 million in the fourth quarter of 2008 that otherwise would have been recorded in the first and second quarters of 2009. In addition, as a result of this acceleration, the Company will receive a $6.3 million tax deduction in 2008.
401(k) Plan
The Company sponsors a 401(k) plan in which all employees are eligible to participate. Employees may contribute a portion of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions of common shares of the Company with a value equal to 200% of the first 6% of an employee’s compensation contributed to the plan. Employees become fully vested in the matching contributions after six plan years of employment. For the years ended December 31, 2008, 2007, and 2006, expenses attributable to the plan were $638,796, $437,413 and $327,090, respectively.

Note 5 Stock-Based Compensation (Continued)
Stock Options and Warrants
Effective October 1, 2005, the Company adopted Statement of Financial Accounting Standard No. 123(R), “Accounting for Stock-Based Compensation” (“SFAS 123R”). SFAS 123R requires all share-based payments to employees and directors, including grants of stock options, to be recognized as expense in the income statement based on their fair values. The amount of compensation is measured at the fair value of the options when granted, and this cost is expensed over the required service period, which is normally the vesting period of the options. SFAS 123R applies to the Company for options granted or modified after October 1, 2005. SFAS 123R also requires compensation cost to be recorded for prior option grants that vest after the date of adoption.
Stock option and warrant transactions under the various plans for the past three fiscal years are summarized below:

	Options		Warrants
		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price
Oustanding December 31, 2005	303,002	$14.48	259,400	$12.78
Exercisable December 31, 2005	231,002	$17.53	259,400	$12.78
Granted	—	—	—	—
Expired / Forfeited	—	—	—	—
Exercised	19,900	12.79	10,000	17.88

Oustanding December 31, 2006	283,102	$14.60	249,400	$12.57

Exercisable December 31, 2006	243,102	$16.26	249,400	$12.57

Granted	—	—	—	—
Expired / Forfeited	—	—	2,000	—
Exercised	190,602	16.64	222,000	8.65

Oustanding December 31, 2007	92,500	$10.40	25,400	$47.00

Exercisable December 31, 2007	72,500	$12.03	25,400	$47.00

Granted	—	—	—	—
Expired / Forfeited	—	—	12,400	72.09
Exercised	92,500	10.40	3,000	56.67

Oustanding December 31, 2008	—	$—	10,000	$13.00

Exercisable December 31, 2008	—	$—	10,000	$13.00

The Company withheld from issuing 787 of the 95,500, and 85,518 of the 412,602, shares of underlying warrants and options exercised during the year ended December 31, 2008 and December 31, 2007, respectively. These shares were withheld to fulfill tax withholding requirements related to employee compensation earned on the exercises.
Warrants outstanding and exercisable at December 31, 2008 are as follows:

Warrants
	Remaining
Number	Life	Number
Outstanding	In Years	Exercisable	Exercise Price
2,000	0.37	2,000	22.50
6,000	1.16	6,000	11.25
2,000	1.36	2,000	8.75

10,000	1.08	10,000

The aggregate intrinsic value of warrants outstanding as of December 31, 2008 is $520,000.

Note 6 Operating Leases
The Company leases approximately 14,200 square feet of office space at its principal office under an operating lease agreement which terminates on July 31, 2013. In addition, the Company leases approximately 2,200 square feet of office space for a subsidiary company under an operating lease agreement which terminates on February 28, 2011. Total lease and operating expenses for the years ended December 31, 2008, 2007, and 2006 were $390,196, $306,337, and $206,917, respectively. The approximate future minimum lease payments under the operating lease are as follows:

2009	2010	2011	2012	2013
$259,000	$267,000	$249,000	$254,000	$130,000
In addition to the above rent, the Company is also responsible for normal operating expenses of the properties. Such operating expenses were approximately $8.90 per square foot in 2008, on a combined basis, and are expected to be approximately $9.59 per square foot in 2009.
Note 7 Income Taxes
The Company files a consolidated Federal income tax return. It is the policy of the Company to allocate the consolidated tax provision to subsidiaries as if each subsidiary’s tax liability or benefit were determined on a separate company basis. As part of the consolidated group, subsidiaries transfer to the Company their current Federal tax liability or assets. The current federal income tax benefit for 2008 includes interest and penalties paid of $11 thousand.

	2008	2007	2006
Current city income tax provision	$375,821	$197,760	$158,090
Current state income tax provision	11,000	—	—
Current federal income tax provision	4,396,824	—	—
Deferred federal income tax provision (benefit)	(2,535,960)	4,857,548	4,071,965

Provision for income taxes	$2,247,685	$5,055,308	$4,230,055

A reconciliation of income tax expense at the statutory federal rate to the Company’s income tax expense is as follows:

	2008	2007	2006
Income tax computed at statutory rate	$1,898,479	$5,095,792	$4,180,364
City and state income taxes, net of federal benefit	255,302	197,760	104,339
Other	93,904	(238,244)	(54,648)

Income tax expense	$2,247,685	$5,055,308	$4,230,055

Deferred tax assets and liabilities consist of the following at December 31, 2008 and 2007:

	2008	2007
Stock-based compensation	$515,914	$700,723
Unrealized (gains) losses	316,249	(1,332,895)
Capital loss carry forward	1,182,044	—
Other assets and liabilities	(25,191)	85,228

Net deferred tax assets (liabilities)	$1,989,016	$(546,944)

For the years ended December 31, 2008 and 2007, the Company received federal tax benefits from the exercise of stock-based compensation of $3,805,977 and $5,764,233 respectively, which resulted in an increase to equity. As of December 31, 2007, the Company and its subsidiaries had a net operating loss (“NOL”) carry forward for tax purposes of approximately $5,800,000. The NOL related to the exercise of stock options and warrants. The tax benefit of the NOL was fully utilized in 2008 and was recognized in equity in 2008.

Note 8 Earnings Per Share
The following table sets forth the computation for basic and diluted earnings per share (“EPS”):

	Year Ended December 31,
	2008	2007	2006
Basic and Diluted net income	$3,276,078	$9,932,315	$8,065,133
Weighted average number of outstanding shares
Basic	2,400,142	2,155,829	1,787,390
Diluted	2,408,476	2,264,234	2,219,580
Earnings per share
Basic	$1.36	$4.61	$4.51

Diluted	$1.36	$4.39	$3.63

The diluted EPS calculation excludes the effect of stock options when their exercise prices exceed the average market price for the period. For the year ended December 31, 2006, stock options and warrants for 30,202 shares were excluded from diluted EPS for this reason. For the year ended December 31, 2008 and 2007, no stock options or warrants were excluded from diluted EPS.
Note 9 Commitments and Contingencies
The Company indemnifies its directors and certain of its officers and employees for certain liabilities that might arise from their performance of their duties to the Company. Additionally, in the normal course of business, the Company enters into agreements that contain a variety of representations and warranties and which provide general indemnifications. Certain agreements do not contain any limits on the Company’s liability and would involve future claims that may be made against the Company that have not yet occurred. Therefore, it is not possible to estimate the Company’s potential liability under these indemnities. Further, the Company maintains insurance policies that may provide coverage against certain claims under these indemnities.

ITEM 9: Changes In and Disagreements With Accountants on Accounting and Financial Disclosures - None
ITEM 9A: Controls and Procedures
Management, including the Chief Executive Officer and the Chief Financial Officer, has conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934) as of the end of the period covered by this annual report (the “Evaluation Date”). Based on such evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that as of the Evaluation Date, the Company’s disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and to ensure that the information required to be disclosed by the Company in the reports it files or submits under the Securities Exchange Act of 1934 is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure. There have not been any changes in the Company’s internal control over financial reporting that have materially affected or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Management’s report on the Company’s internal control over financial reporting follows.
Management’s Annual Report on Internal Control Over Financial Reporting
Management of Diamond Hill Investment Group, Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of its consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2008.
The Company’s independent registered public accounting firm, Plante & Moran, PLLC, has audited the Company’s 2008 and 2007 consolidated financial statements included in this Annual Report on Form 10-K and the Company’s internal control over financial reporting as of December 31, 2008, and has issued its report of Independent Registered Public Accounting Firm on Consolidated Financial Statements, which is included in this Annual Report on Form 10-K.

/s/ R. H. Dillon R. H. Dillon	/s/ James F. Laird James F. Laird
Chief Executive Officer and President	Chief Financial Officer
March 13, 2009	March 13, 2009

ITEM 9B: Other Information - None
PART III
ITEM 10: Directors, Executive Officers and Corporate Governance
Information regarding this Item 10 is incorporated by reference to the Company’s proxy statement for its 2009 annual meeting of shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Exchange Act (the “2009 Proxy Statement”), under the Captions: “Proposal 1 — Election of Directors”, “Executive Officers and Compensation Information”, “Corporate Governance”, and “Section 16(a) Beneficial Ownership Reporting Compliance”.
ITEM 11: Executive Compensation
Information regarding this Item 11 is incorporated by reference to the Company’s 2009 Proxy Statement under the Captions: “Executive Officers and Compensation Information” and “Corporate Governance”.

ITEM 12:	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters
Information regarding this Item 12 is incorporated by reference to the Company’s 2009 Proxy Statement under the Captions: “Security Ownership of Certain Beneficial Owners and Management” and “Executive Officers and Compensation Information”.
ITEM 13: Certain Relationships and Related Transactions, and Director Independence
Information regarding this Item 13 is incorporated by reference to the Company’s 2009 Proxy Statement under the Caption: “Corporate Governance”.
ITEM 14: Principal Accounting Fees and Services
Information regarding this Item 14 is incorporated by reference to the Company’s 2009 Proxy Statement under the Caption: “Independent Registered Public Accounting Firm”.

PART IV:
ITEM 15: Exhibits, Financial Statement Schedules
(1)	Financial Statements: See “Part II. Item 8, Financial Statements and Supplementary Data”.
(2)	Financial Statement Schedules are omitted because they are not required or the required information is included in the financial statements or notes thereto.
(3)	Exhibits
3.1
Amended and Restated Articles of Incorporation of the Company. (Incorporated by reference from Form 8-K Current Report for the event on May 2, 2002 filed with the SEC on May 7, 2002; File No. 000-24498.)

3.2	Code of Regulations of the Company. (Incorporated by reference from Form 8-K Current Report for the event on May, 2002 filed with the SEC on May 7, 2002; File No. 000-24498.)

10.1
Representative Investment Management Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Form N1-A filed with the SEC on December 30, 2005; File No. 811-08061.)

10.2
Sixth Amended and Restated Administrative and Transfer Agency Services Agreement between Diamond Hill Capital Management, Inc. and the Diamond Hill Funds. (Incorporated by reference from Form N1-A filed with the SEC on April 30, 2008; File No. 811-08061.)

10.3	2005 Employee and Director Equity Incentive Plan, as amended January 1, 2008. (Incorporated by reference from Form 10-K filed with the SEC on March 14, 2008; File No. 000-24498.)

10.4	2006 Performance-Based Compensation Plan, as amended January 1, 2008. (Incorporated by reference from Form 10-K filed with the SEC on March 14, 2008; File No. 000-24498.)

10.5
Employment Agreement between the Company and Roderick H. Dillon, Jr. dated August 10, 2006, as amended February 28, 2008. (Incorporated by reference from Form 10-K filed with the SEC on March 14, 2008; File No. 000-24498.)

10.6	First Amendment to the Amended and Restated Employment Agreement between the Company and Roderrick H. Dillon, Jr. dated December 2, 2008. (Filed herewith)

14.1	Amended Code of Business Conduct and Ethics. (Filed herewith)

21.1	Subsidiaries of the Company. (Filed herewith)

23.1	Consent of Independent Registered Public Accounting Firm, Plante & Moran, PLLC. (Filed herewith)

31.1	Certification of Chief Executive Officer required by Rule 13a-14(a) or Rule 15d-14(a). (Filed herewith)

31.2	Certification of Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a). (Filed herewith)

32.1	Section 1350 Certifications. (Furnished herewith)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized:
DIAMOND HILL INVESTMENT GROUP, INC.

By:	/S/ R. H. Dillon

	R. H. Dillon, President, Chief Executive Officer and a Director	March 13, 2009
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date

/S/ R. H. Dillon R. H. Dillon	President, Chief Executive Officer, and a Director	March 13, 2009

/S/ James F. Laird James F. Laird	Chief Financial Officer, Treasurer, and Secretary	March 13, 2009

/S/ Lawrence E. Baumgartner Lawrence E. Baumgartner	Director	March 13, 2009

/S/ David P. Lauer David P. Lauer	Director	March 13, 2009

/S/James G. Mathias James G. Mathias	Director	March 13, 2009

/S/ David R. Meuse David R. Meuse	Director	March 13, 2009

/S/ Diane D. Reynolds Diane D. Reynolds	Director	March 13, 2009

/S/ Donald B. Shackelford Donald B. Shackelford	Director	March 13, 2009

INVESTOR
INFORMATION
CORPORATE HEADQUARTERS
Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite
200 Columbus, OH 43215 614-255-3341
info@diamond-hill.com
www.diamond-hill.com
STOCK LISTING
Diamond Hill Investment Group, Inc. is listed on the NASDAQ Global Select Market Ticker Symbol: DHIL
SHAREHOLDER INFORMATION
The Transfer Agent for Diamond Hill is Continental Stock Transfer & Trust Company. Shareholders who wish to transfer their stock or change the name in which the shares are registered should contact:
     Continental Stock Transfer & Trust Co.
     17 Battery Place
     New York, NY 10004
     212.509.4000
LEGAL COUNSEL
Vorys, Sater, Seymour and Pease LLP
Columbus, OH
INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
Plante & Moran, PLLC
Columbus, OH
FORM 10-K AND OTHER FINANCIAL REPORTS
     The Company’s Annual Report on Form 10-K, as filed with the U.S. Securities and Exchange Commission, which includes the complete financial statements of the company, has been included with the proxy materials mailed to each shareholder.
     Additional copies are available without charge by contacting the Company at:
     325 John H. McConnell Blvd., Suite 200
     Columbus, OH 43215
     614.255.3333
     info@diamond-hill.com.

www.diamond-hill.com
Diamond Hill Investment Group, Inc.
325 John H. McConnell Blvd., Suite 200
Columbus, OH 43215
614.255.3333